As filed with the Securities and Exchange Commission on June 4, 2003
================================================================================
           Tender Offer Statement Pursuant to Section 13(e)(1) of the
            Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4F
           Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                                  -------------

                        THE DESCARTES SYSTEMS GROUP INC.
               --------------------------------------------------
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
            --------------------------------------------------------
            (JURISDICTION OF ISSUER'S INCORPORATION OR ORGANIZATION)

                        THE DESCARTES SYSTEMS GROUP INC.
                     ---------------------------------------
                     (NAME(S) OF PERSON(S) FILING STATEMENT)

                      COMMON SHARES, NO PAR VALUE PER SHARE
                      -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   249906 10 8
              ----------------------------------------------------
              (CUSIP NUMBER OF CLASS OF SECURITIES (IF APPLICABLE)

                        THE DESCARTES SYSTEMS GROUP INC.
                                120 RANDALL DRIVE
                                WATERLOO, ONTARIO
                                  CANADA N2V1C6
                               ATTN: COLLEY CLARKE
                                 (519) 746-6114
         --------------------------------------------------------------
         (NAME, ADDRESS AND TELEPHONE NUMBER of PERSON(S) AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  June 4, 2003

      (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITYHOLDERS)

                            CALCULATION OF FILING FEE
================================================================================
 Transaction Valuation                            Amount of Filing Fee
================================================================================
   US$32,375,040 (1)                                 US$2,619.14 (1)
================================================================================

(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 11,578,000 Common Shares of The Descartes Systems Group Inc. at the maximum aggregate cash offer price of Cdn$3.85 per share and based on an exchange rate of Cdn$1.00 to US$0.7263, the inverse of the noon buying rates in New York for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 29, 2003.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    Registration No.:
Filing Party:
Form/Schedule:                             Date Filed:
================================================================================

                                     PART I



                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
                 -----------------------------------------------



Item 1.    Home Jurisdiction Documents

           Document 1:              Letter to Shareholders
           Document 2:              Tender Offer Circular dated June 2, 2003
           Document 3:              Letter of Transmittal
           Document 4:              Notice of Guaranteed Delivery
           Document 5:              Form of Broker Letter to Clients



Item 2.    Information Legends

           See the cover of the Tender Offer Circular.

                                     PART II



               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
               ---------------------------------------------------

The following exhibits have been filed as part of this Schedule:

1.1 Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

1.2      Securities Act (Quebec) Report Under Section 189.1.3.

                                    PART III



                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
                  ---------------------------------------------





Item 1.  Undertaking.
         -----------

         The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

         The Issuer undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.


Item 2.  Consent to Service of Process.
         -----------------------------

         Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

         The Descartes Systems Group Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                           THE DESCARTES SYSTEMS GROUP INC.


                                           By:     /s/ Colley Clarke
                                                  -------------------------
                                           Name:  Colley Clarke
                                           Title: Executive Vice-President,
                                                  Finance and Chief
                                                  Financial Officer

Dated: June 4, 2003

                                  EXHIBIT INDEX
                                  -------------








Exhibit
Number        Description
------        -----------

 1.1 Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

 1.2          Securities Act (Quebec) Report Under Section 189.1.3.

[LOGO]                                                                DOCUMENT 1
                                                                      ----------
         THE DESCARTES SYSTEMS GROUP INC.
         CORPORATE HEADQUARTERS
         120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA N2V 1C6
         TELEPHONE (519) 746-8110 O FAX (519) 746-1984
         WWW.DESCARTES.COM
                                                                    June 2, 2003
Dear Shareholder:

     We are pleased to inform you that The Descartes Systems Group Inc. ("Descartes") is offering to purchase up to 11,578,000 of its common shares (the "Shares"), or about 22.2% of its total outstanding Shares, from existing Shareholders (the "Share Offer"). Descartes will conduct the Share Offer through a procedure referred to as a "Dutch Auction". The price range will be between Cdn$3.00 and Cdn$3.85 per Share. The Share Offer will expire at 5:00 p.m. (Toronto time) on July 11, 2003 (the "Expiration Date"), unless extended or withdrawn by Descartes. A copy of the offer to purchase (the "Offer to Purchase") setting out the details of the Share Offer is enclosed and we urge you to read it carefully and to obtain professional advice before deciding whether or not to tender your Shares.

     There are two ways to deposit your Shares: auction tender or purchase price tender. The auction tender option allows you to select a price within the specified range, between Cdn$3.00 and Cdn$3.85, at which you are willing to sell some or all of your Shares to Descartes. The purchase price tender option allows you to submit your shares without specifying a price. Shareholders selecting this option will be considered to have selected Cdn$3.00 but will receive the clearing purchase price.

     The "clearing purchase price" will be the lowest price within the range at which Descartes will be able to purchase 11,578,000 Shares. If more than 11,578,000 Shares are deposited at prices up to or at the clearing purchase price, the deposited Shares will be accepted for purchase on a PRO RATA basis.

     Shareholders depositing pursuant to an auction tender at prices equal to or lower than the clearing purchase price or depositing pursuant to a purchase price tender will receive the clearing purchase price, subject to possible proration. All Shares deposited at a price higher than the clearing purchase price will be returned to Shareholders.

     Payment for all Shares taken up by Descartes will be made in Canadian dollars unless you elect on the appropriate form to receive payment in U.S. dollars.

     Each Shareholder must decide whether or not it wishes to participate in the Share Offer based on its own situation, investment objectives and tax status. In this regard, you should consult your accountant or tax advisor and read section 14 of the accompanying Offer to Purchase before making a decision.

     Concurrent with the Share Offer, 3078393 Nova Scotia Company, a wholly-owned subsidiary of Descartes, is offering to purchase up to an aggregate principal amount of U.S.$45,000,000 of the 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures") of Descartes, from existing Debentureholders at a single price of U.S.$950 plus the amount of unpaid interest (subject to any applicable withholding tax) accrued up to but excluding the date of purchase per U.S.$1,000 principal amount of Debentures (the "Debenture Offer"). The Debenture Offer will also expire at the Expiration Date, unless extended or withdrawn by Descartes.

     For additional information with respect to the Share Offer, you may contact Credit Suisse First Boston Canada Inc. (in Canada) or Credit Suisse First Boston LLC (in the United States), the information agent (D.F. King & Co.) or the depositary (CIBC Mellon Trust Company), each at the contact numbers set forth on the back cover of the Offer to Purchase. You may also contact a representative of the financial institution holding the Shares in your name, if applicable, or your financial adviser.
                                           Sincerely,

                                           /S/ MANUEL PIETRA
                                           Chief Executive Officer and President

                                                                      DOCUMENT 2
                                                                      ----------

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISER.

                                                                    June 2, 2003

                                      OFFER

                                       BY

                        THE DESCARTES SYSTEMS GROUP INC.
                              TO PURCHASE FOR CASH
          UP TO 11,578,000 OF ITS COMMON SHARES AT A PURCHASE PRICE OF
          NOT MORE THAN $3.85 AND NOT LESS THAN $3.00 PER COMMON SHARE

                 ALL DOLLAR REFERENCES IN THIS OFFER TO PURCHASE
               ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED

The Descartes Systems Group Inc. ("Descartes" or the "Company") invites holders ("Shareholders") of its common shares (the "Shares") to deposit Shares pursuant to (i) auction tenders at prices of not more than $3.85 nor less than $3.00 per Share specified by such Shareholders ("Auction Tenders") or (ii) pursuant to purchase price tenders described below ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer").

THE OFFER EXPIRES AT 5:00 P.M., TORONTO TIME, ON JULY 11, 2003, UNLESS EXTENDED. Descartes reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 5, "Certain Conditions of the Offer".

Descartes will determine a single price per Share (not more than $3.85 nor less than $3.00 per Share) (the "Purchase Price") that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited pursuant to Auction Tenders will not be purchased by Descartes pursuant to the Offer if and to the extent that the price specified by the depositing Shareholder is greater than the Purchase Price determined by Descartes. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which his or her Shares may be purchased by Descartes should make a Purchase Price Tender. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $3.00 per Share. The Purchase Price will be the lowest price that will enable Descartes to purchase 11,578,000 Shares pursuant to the Offer (or such lesser number of Shares as are properly deposited at prices not more than $3.85 and not less than $3.00 per Share).

Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who has not withdrawn such Shares will receive the Purchase Price (subject to any applicable withholding tax), payable in cash, for all Shares purchased upon the terms and subject to the conditions of the Offer including the provisions relating to proration described herein.

                                                   (CONTINUED ON FOLLOWING PAGE)

                     The Dealer Managers for the Offer are:

    In the United States:                               In Canada:
CREDIT SUISSE FIRST BOSTON LLC            CREDIT SUISSE FIRST BOSTON CANADA INC.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, DESCARTES MAY, IN ITS SOLE JUDGEMENT, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO EXTEND THE OFFER TO SHAREHOLDERS IN SUCH JURISDICTION.

(CONTINUED FROM COVER)

If the number of Shares properly deposited by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price and pursuant to Purchase Price Tenders is greater than 11,578,000, Descartes will, upon the terms and conditions of the Offer, purchase at the Purchase Price 11,578,000 Shares so deposited on a PRO RATA basis according to the number of Shares so deposited by the depositing Shareholders.

On May 12, 2003, the last full trading day prior to the announcement of Descartes' intention to make the Offer, the closing price of the Shares on the Toronto Stock Exchange and Nasdaq National Market was $2.98 and U.S.$2.15, respectively. To the knowledge of management of the Company after reasonably inquiry, no director or senior officer of the Company intends to deposit Shares under the Offer.

NEITHER DESCARTES, ITS BOARD OF DIRECTORS NOR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO DEPOSIT SHARES UNDER THE OFFER BASED ON THEIR PARTICULAR CIRCUMSTANCES. SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

Any Shareholder desiring to deposit all or any portion of his or her Shares under the Offer should complete and sign the Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as Depositary (the "Depositary") and either deliver the certificates for such Shares to the Depositary according to the procedure set forth in the Offer to Purchase under "Procedure for Depositing Shares" or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. ANY SHAREHOLDER HAVING SHARES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT SUCH PERSON OR INSTITUTION IF THE SHAREHOLDER DESIRES TO DEPOSIT SUCH SHARES.

                INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY:

THIS OFFER IS MADE BY DESCARTES, A FOREIGN ISSUER, FOR ITS OWN SECURITIES, AND WHILE THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF THE PROVINCE OF ONTARIO, CANADA, THE PROVINCE UNDER THE LAWS OF WHICH DESCARTES IS AMALGAMATED, AND THE OTHER PROVINCES OF CANADA, SHAREHOLDERS SHOULD BE AWARE THAT IN SOME RESPECTS THESE DISCLOSURE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE ENFORCEMENT BY SHAREHOLDERS OF CIVIL REMEDIES UNDER U.S. SECURITIES LAWS MAY BE ADVERSELY AFFECTED BY THE FACT THAT DESCARTES IS AMALGAMATED UNDER THE LAWS OF ONTARIO, CANADA AND THAT SOME OF ITS DIRECTORS AND OFFICERS ARE RESIDENTS OF A COUNTRY OTHER THAN THE UNITED STATES. ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS MAY FURTHER BE ADVERSELY AFFECTED BY THE FACT THAT SOME OR ALL OF THE EXPERTS NAMED IN THE OFFER MAY BE RESIDENTS OF CANADA. SHAREHOLDERS SHOULD BE AWARE THAT THE ACCEPTANCE OF THE OFFER WILL HAVE CERTAIN TAX CONSEQUENCES UNDER UNITED STATES AND CANADIAN LAW, AND SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THOSE CONSEQUENCES IN CONSIDERING THIS OFFER.

DESCARTES WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4F WITH RESPECT TO THE OFFER PURSUANT TO APPLICABLE PROVISIONS OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

NOTWITHSTANDING ANY IMPLICATION TO THE CONTRARY IN THIS OFFER TO PURCHASE, FORWARD-LOOKING STATEMENTS MADE IN CONNECTION WITH THE OFFER AND INCLUDED HEREIN ARE NOT PROTECTED BY THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT.

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
SUMMARY TERM SHEET............................................................ 1

SUMMARY....................................................................... 4

DEFINITIONS................................................................... 6

OFFER TO PURCHASE............................................................. 7

   1. Number of Shares; Proration............................................. 7
   2. Procedure for Depositing Shares......................................... 8
   3. Withdrawal Rights.......................................................10
   4. Acceptance for Payment and Payment for Shares...........................11
   5. Certain Conditions of the Offer.........................................12
   6. Extension and Variation of the Offer....................................14
   7. Payment in the Event of Mail Service Interruption.......................15
   8. Liens; Dividends; Proxies...............................................15
   9. Certain Information Concerning Descartes................................15
   10. Purpose and Effects of the Offer.......................................16
   11. Valuation Exemption....................................................19
   12. Price Range of Shares and Debentures; Purchases and Distributions......20
   13. Interest of Directors and Senior Officers; Transactions and
       Arrangements Concerning the Offer......................................22
   14. Income Tax Considerations..............................................24
   15. Certain Legal Matters; Regulatory Approvals............................31
   16. Prior Valuations.......................................................31
   17. Source and Amount of Funds.............................................31
   18. Depositary.............................................................32
   19. Financial Advisers.....................................................32
   20. Fees and Expenses......................................................32
   21. Statutory Rights.......................................................33
   22. Notice.................................................................33
   23. Other Terms............................................................33
   24. Additional Information.................................................33
   25. Recent Developments....................................................34
   26. Summary Historical Consolidated Financial Information and
       Unaudited Pro Forma Consolidated Financial Statements..................34

APPROVAL BY DESCARTES........................................................C-1

CONSENT OF GRIFFITHS MCBURNEY & PARTNERS.....................................C-1

CONSENT OF BLAKE, CASSELS & GRAYDON LLP......................................C-1

CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP...................................C-2

CONSENT OF DELOITTE & TOUCHE LLP.............................................C-2

SCHEDULE "A".................................................................A-1

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the offer to purchase shares. In this summary term sheet, the terms "we", "us" and "our" refer to Descartes, and the terms "you" and "your" refer to shareholders. We urge you to read carefully the remainder of this offer and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer and the letter of transmittal. We have included page references to the remainder of this offer to let you know where you can find a more complete description of the topics covered in this summary.

o    WHAT SECURITIES IS DESCARTES OFFERING TO PURCHASE?

     We are offering to purchase up to 11,578,000 of our common shares. Whether or not we purchase the full amount will depend on the total number of shares tendered in the offer. See "Number of Shares; Proration" on page 7.

o    WHAT WILL DESCARTES PAY ME IN EXCHANGE FOR MY SHARES?

     We will determine a single purchase price per share. All shares that we purchase in the offer will be purchased in cash, at this single purchase price. This purchase price will be not more than $3.85 nor less than $3.00 per share, and will be the lowest price that will permit us to purchase 11,578,000 shares.

     Such purchase price will be payable in Canadian dollars, or at your option, in U.S. dollars. See "Acceptance for Payment and Payment for Shares" on page 11.

     Our determination of the purchase price will take into account the following factors:

     o the number of shares tendered pursuant to "Auction Tenders" and "Purchase Price Tenders" (see below), and

     o    the prices specified by persons making Auction Tenders.

     An "Auction Tender" is a means of tendering your shares whereby you specify in your letter of transmittal the minimum price (not more than $3.85 nor less than $3.00 per share) at which you are willing to sell your shares to us.

     A "Purchase Price Tender", on the other hand, is a means of tendering your shares when you do not wish to specify a purchase price. If you elect to tender your shares by means of a Purchase Price Tender, we will consider you to have tendered your shares at $3.00 per share.

     Once we have determined a single purchase price, we will purchase shares deposited at or below the purchase price pursuant to Auction Tenders and shares deposited pursuant to Purchase Price Tenders.

     See "Number of Shares; Proration" on page 7. See also "Acceptance for Payment and Payment for Shares" on page 11.

     If fewer than 11,578,000 shares are properly deposited at prices not more than $3.85 and not less than $3.00 per share, we will purchase all such properly deposited shares.

o    ARE THERE ANY OTHER OFFERS TO PURCHASE SECURITIES?

     A wholly-owned subsidiary of Descartes has also made an offer to purchase up to U.S.$45,000,000 aggregate principal amount of its 5.50% convertible unsecured subordinated debentures at a purchase price of U.S.$950 plus the amount of unpaid interest (subject to any applicable withholding tax) accrued up to and as at the date immediately prior to the date on which the subsidiary takes up and pays for debentures under the offer for each U.S.$1,000 principal amount of debentures. See "Recent Developments" on page 34.

o CAN I TENDER SOME BUT NOT ALL OF MY SHARES? WHAT HAPPENS TO SHARES THAT I DO NOT TENDER?

     You can tender all, some or none of your shares. Any shares that you do not tender will continue in effect in accordance with their current terms and conditions. See "Procedure for Depositing Shares" on page 8.

o    HOW DO I TENDER MY SHARES FOR PURCHASE?

     If you wish to tender -- or "deposit" -- your shares, a properly completed and executed letter of transmittal and any other documents required by the letter of transmittal must be delivered to CIBC Mellon Trust Company, as depositary, before the expiration date of the offer. As a number of shares are currently registered in the name of The Canadian Depository for Securities Limited ("CDS") or CEDE & Co. ("CEDE") as custodian for its participants, CDS and CEDE will be issuing instructions to their respective participants as to the method of depositing the shares under the terms of the offer. If you wish to deposit shares under the offer that are registered with either CDS or CEDE, you should immediately contact the investment dealer, stock broker, bank, trust company or other nominee through which your shares are held in order that they may take the necessary steps on your behalf to be able to deposit such shares under the offer. See "Procedure for Depositing Shares" on page 8.

o    WHEN DOES THE OFFER EXPIRE? CAN IT BE EXTENDED OR CHANGED?

     The offer will expire on July 11, 2003 at 5:00 p.m., Toronto time. We may, in our discretion, extend or otherwise modify the offer at any time. We will make an announcement, and provide you with notice, of any extension or modification we may make to the offer. If we modify the offer to increase the purchase price to be paid in the offer, such increase will be applicable to all the shares that we take up in the offer. If we extend the offer, we may delay the acceptance of any shares that have been deposited. We cannot assure you that we will extend the offer or, if we do extend it, for how long. If the offer becomes over-subscribed as a result of deposits made during the extension period, only those shareholders that have deposited shares in the extension period will be subject to proration. See "Extension and Variation of the Offer" on page 14.

o    WHEN WILL I RECEIVE PAYMENT?

     We will take up and pay for shares to be purchased in the offer as soon as practicable (and in any event not later than 10 days) after the expiration of the offer. See "Acceptance for Payment and Payment for Shares" on page 11.

o IF MY SHARES ARE PURCHASED IN THE OFFER, WILL I BE TAXED ON THE PAYMENT I RECEIVE IN EXCHANGE?

     There are tax consequences of participating in this offer, which are described in "Income Tax Considerations" on page 24. The description of tax consequences is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of shares. Persons who are considering tendering shares in this offer should consult their own tax advisers as to the tax consequences in their particular circumstances.

o    WILL I BE REQUIRED TO PAY ANY BROKERAGE COMMISSIONS OR FEES IF I TENDER?

     If you are a registered shareholder, you will not have to pay any brokerage fee or commission in connection with tendering under the offer if you deposit your shares directly with CIBC Mellon Trust Company as depositary pursuant to the offer. If you hold your shares through your investment dealer, stock broker, bank, trust company or other nominee, you should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with tendering your shares under the offer. See "Acceptance for Payment and Payment for Shares" on page 11.

o    ARE THERE CONDITIONS TO THE OFFER?

     There are a number of events that may cause us to delay or terminate this offer. These events are described in "Certain Conditions of the Offer" on page 12.

o    CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You may withdraw some or all of your tendered shares at any time before 5:00 p.m., Toronto time, on July 11, 2003; provided, however, that if we extend the offer beyond that time, you may withdraw some or all of your tendered shares at any time until the extended expiration date. You may also withdraw some or all of your tendered shares if we have not paid for them within three business days of being taken up. See "Withdrawal Rights" on page 10.

o    WHAT DOES THE DESCARTES BOARD OF DIRECTORS THINK OF THE OFFER?

     Although the Descartes Board of Directors has approved the offer, neither Descartes, its Board of Directors nor any representative thereof makes any recommendation as to whether you should deposit or refrain from depositing your shares in the offer. You must decide for yourself whether to deposit shares under the offer, and if so, what number of shares to deposit. See "Purpose and Effects of the Offer" on page 16.

o    WHO MAY I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     For additional information or assistance, you may contact your investment dealer, stock broker, bank, trust company or other nominee through which your shares are held. You may also contact either of the dealer managers, Credit Suisse First Boston Canada Inc. or Credit Suisse First Boston LLC, the information agent, D.F. King & Co., or the depositary, CIBC Mellon Trust Company, each at the contact numbers set forth on the back cover of this offer.

================================================================================
                                     SUMMARY

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE SPECIFIC DETAILS IN THE OFFER. CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE MEANINGS ASSIGNED IN THE "DEFINITIONS" SECTION OF THIS OFFER TO PURCHASE.

HOW TO DEPOSIT      Shareholders wishing to deposit Shares may do so either
SHARES              pursuant to (i) Auction Tenders or (ii) Purchase Price
                    Tenders. Each Shareholder making an Auction Tender must specify in the Letter of Transmittal the minimum price (not more than $3.85 nor less than $3.00 per Share) at which such Shareholder is willing to have his or her Shares purchased by Descartes. A Shareholder who wishes to deposit Shares but who does not wish to specify a price at which his or her Shares may be purchased by Descartes should make a Purchase
                    Price Tender.

NUMBER OF SHARES    11,578,000 Shares will be purchased, subject to proration as
TO BE PURCHASED     described herein and subject to sufficient Shares being
                    deposited pursuant to the Offer and not withdrawn.

PURCHASE PRICE      Descartes will determine a single Purchase Price that will be not more than $3.85 nor less than $3.00 per Share, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $3.00 per Share. The
                    Purchase Price will be the lowest price that will enable
                    Descartes to purchase 11,578,000 Shares (or such lesser number of Shares as are properly deposited at prices not more than $3.85 nor less than $3.00 per Share). All Shares purchased by Descartes will be purchased at the Purchase
                    Price (subject to any applicable withholding tax), including
                    Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase
                    Price Tenders.

PRORATION           If the number of Shares properly deposited by the Expiration
                    Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 11,578,000, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price 11,578,000 Shares so deposited on a PRO RATA basis. See Section 1, "Number of Shares; Proration".

DEBENTURE OFFER     On the date hereof, a wholly-owned subsidiary of Descartes has made an offer to purchase up to U.S.$45,000,000 aggregate principal amount of 5.50% Convertible Unsecured
                    Debentures due June 30, 2005 of Descartes at a purchase price of U.S.$950 plus the amount of any accrued and unpaid interest for each U.S.$1,000 principal amount of such debentures. See Section 25, "Recent Developments".

BROKERAGE           No fee or commission will be payable by any registered
COMMISSIONS         Shareholder that deposits Shares directly with the
                    Depositary pursuant to the Offer. Any Shareholder who holds
                    Shares through an investment dealer, stock broker, bank, trust company or other nominee should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with depositing Shares under the Offer.

CONDITIONS OF       Descartes reserves the right to withdraw the Offer and not
THE OFFER           take up and pay for Shares deposited under the Offer unless the conditions described under Section 5, "Certain
                    Conditions of the Offer", are satisfied.

EXPIRATION DATE     July 11, 2003 at 5:00 p.m., Toronto time, or such later date and time to which the Offer may be extended by Descartes.
================================================================================

================================================================================
PAYMENT DATE        Descartes will take up and pay for Shares as soon as
                    practicable after the Expiration Date, and in any event not later than 10 days after the Expiration Date.

CURRENCY OF         The Purchase Price will be denominated in Canadian dollars.
PAYMENT             Amounts payable to depositing Shareholders will be in
                    Canadian dollars. Shareholders have the option to receive payment in United States dollars. See Section 4, "Acceptance for Payment and Payment for Shares".

POSITION OF         Neither Descartes, its Board of Directors nor any
DESCARTES           representative thereof makes any recommendation to any
AND ITS             Shareholder as to whether to deposit or refrain from
DIRECTORS           depositing Shares. See Section 10, "Purpose and Effects of the Offer".

WITHDRAWAL          Deposited Shares may be withdrawn at any time until 5:00
RIGHTS              p.m., Toronto time, on July 11, 2003, and may also be
                    withdrawn if the Shares have not been paid for by Descartes within three business days of being taken up. See Section 3, "Withdrawal Rights".

TAX SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

FURTHER             Contact the Depositary, either of the Dealer Managers or the
INFORMATION         Information Agent or consult your investment dealer, stock
REGARDING           broker, bank, trust company or other nominee through which
THE OFFER           your Shares are held. The respective addresses, telephone
                    and facsimile numbers of the Depositary, the Dealer Managers and the Information Agent are set forth on the back cover of this Offer to Purchase.


NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF DESCARTES AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DESCARTES.
================================================================================

                                   DEFINITIONS

IN THIS OFFER TO PURCHASE, INCLUDING THE SUMMARY, UNLESS THE SUBJECT MATTER OR CONTEXT IS INCONSISTENT THEREWITH, THE FOLLOWING TERMS HAVE THE MEANINGS SET FORTH BELOW:

"AUCTION TENDER" means a tender made by a Shareholder pursuant to the Offer where that Shareholder specifies a tender price of not more than $3.85 nor less than $3.00 per Share, in increments per Share specified in the Letter of Transmittal, at which that Shareholder is willing to have all such tendered Shares purchased by the Company;

"BOARD OF DIRECTORS" means the board of directors of Descartes;

"DEALER MANAGERS" means Credit Suisse First Boston Canada Inc. and Credit Suisse First Boston LLC;

"DEBENTURE OFFER" means the offer dated June 2, 2003 by a wholly-owned subsidiary of Descartes to purchase up to U.S.$45,000,000 aggregate principal amount of Debentures at a purchase price of U.S.$950 plus any accrued and unpaid interest for each U.S.$1,000 of principal amount of Debentures;

"DEBENTURES" means the 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 of Descartes;

"DEPOSITARY" means CIBC Mellon Trust Company;

"DEPOSITED SHARES" means Shares validly deposited pursuant to the Offer;

"ELIGIBLE INSTITUTION" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"EXPIRATION DATE" means 5:00 p.m., Toronto time, on July 11, 2003, unless Descartes, in its sole discretion, extends the period during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date on which the Offer, as so extended by Descartes, shall expire;

"LETTER OF TRANSMITTAL" means the letter of transmittal in the form accompanying this Offer to Purchase;

"NOTICE OF GUARANTEED DELIVERY" means the notice of guaranteed delivery in the form accompanying this Offer to Purchase;

"PURCHASE PRICE" means the price per Share (not more than $3.85 nor less than $3.00 per Share) that Descartes will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders;

"PURCHASE PRICE TENDER" means a tender (or deemed tender) made by a Shareholder where that Shareholder does not specify a price for the purchase of Shares by Descartes but rather agrees to have his or her Shares purchased for the Purchase Price as determined under the Offer;

"SEC" means the Securities and Exchange Commission of the United States;

"SHAREHOLDER" means a holder of Shares;

"SHARES" means issued and outstanding common shares of Descartes;

"TAX ACT" means the INCOME TAX ACT (Canada), as amended;

"TRADING DAY" means any day on which trading occurs on the TSX and the Nasdaq National Market; and

"TSX" means the Toronto Stock Exchange.

                                OFFER TO PURCHASE

TO THE SHAREHOLDERS OF THE DESCARTES SYSTEMS GROUP INC.

      Descartes hereby invites Shareholders to deposit Shares pursuant to (i) Auction Tenders at prices of not more than $3.85 nor less than $3.00 per Share specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). Descartes will determine the single Purchase Price (being not more than $3.85 nor less than $3.00 per Share) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and pursuant to Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $3.00 per Share. The Purchase Price will be the lowest price that will enable Descartes to purchase 11,578,000 Shares, subject to proration as described herein, or such lesser number of Shares as are properly deposited at prices not more than $3.85 nor less than $3.00 per Share pursuant to the Offer.

      THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5, "CERTAIN CONDITIONS OF THE OFFER".

      All Shareholders who have properly deposited and not withdrawn their Shares pursuant to an Auction Tender at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price (subject to any applicable withholding tax), payable in cash, for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which his or her Shares may be purchased by Descartes should make a Purchase Price Tender. If, prior to the Expiration Date, more than 11,578,000 Shares are properly deposited at or below the Purchase Price and not withdrawn, Descartes will accept for purchase at the Purchase Price, on a PRO RATA basis (calculated to the nearest whole Share, so as to avoid the creation of fractional Shares), 11,578,000 Shares, from Shareholders making Auction Tenders who properly deposit their Shares at or below the Purchase Price and from Shareholders making Purchase Price Tenders. Descartes will return all Shares not purchased under the Offer, including Shares deposited at prices greater than the Purchase Price and Shares not purchased because of proration. Registered Shareholders will not be obligated to pay brokerage fees or commissions on the purchase of their deposited Shares by Descartes pursuant to the Offer. Shareholders who hold their Shares through an investment dealer, stock broker, bank, trust company or other nominee should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with depositing Shares under the Offer.

      Neither Descartes nor its Board of Directors nor any representative thereof makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must make his or her own decision whether to deposit Shares and, if so, the number of Shares to deposit and at what price.

      SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

      As of May 30, 2003, there were 52,231,711 Shares outstanding. The 11,578,000 Shares that Descartes is offering to purchase represent 22.2% of the number of Shares outstanding at May 30, 2003. On May 30, 2003, the closing price per Share as reported on the Toronto Stock Exchange and on the Nasdaq National Market was $3.17 and U.S.$2.31, respectively. Shareholders are urged to obtain current market quotations for the Shares. See Section 12, "Price Range of Shares and Debentures; Purchases and Distributions".

      On May 30, 2003, the nominal noon rate of exchange for the conversion of one U.S. dollar into Canadian dollars as reported by the Bank of Canada was $1.3708.

1.    NUMBER OF SHARES; PRORATION

      Upon the terms and subject to the conditions of the Offer, Descartes will accept for payment and purchase 11,578,000 Shares or such lesser number of Shares as are properly deposited at or prior to the Expiration Date (and not withdrawn in accordance with Section 3, "Withdrawal Rights"), pursuant to Auction Tenders at prices not more than $3.85 nor less than $3.00 per Share or pursuant to Purchase Price Tenders. For a description of Descartes' right to extend the period of time during which Shares may be deposited under the Offer, and to delay, terminate or amend the Offer, see Section 6, "Extension and Variation of the Offer".

      If more than 11,578,000 Shares are deposited at or below the Purchase Price pursuant to Auction Tenders or pursuant to Purchase Price Tenders, the Shares to be taken up and paid for will be subject to proration.

      Descartes will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (being not more than $3.85 nor less than $3.00 per Share) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders and the prices specified by depositing Shareholders pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $3.00 per Share. Descartes will determine a single Purchase Price per Share, being the lowest price that will allow it to purchase 11,578,000 Shares, or such lesser number of Shares as are properly deposited at prices not more than $3.85 nor less than $3.00 per Share, pursuant to the Offer.

      Each Shareholder desiring to deposit Shares pursuant to an Auction Tender must specify the price (in increments per Share specified in the Letter of Transmittal), between $3.00 and $3.85 per Share, at which such Shareholder is willing to have such Shares purchased by Descartes. A Shareholder who does not wish to specify a price at which his or her Shares may be purchased by Descartes should make a Purchase Price Tender. As promptly as practicable following the Expiration Date, if the conditions set forth in Section 5, "Certain Conditions of the Offer", have been satisfied or waived, Descartes will, in its sole discretion, determine the Purchase Price. As promptly as practicable thereafter, Descartes will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the proration provisions described herein), all Shareholders who have properly deposited and not withdrawn Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price (subject to any applicable withholding tax), payable in cash, for each Share purchased. Descartes will take up and pay for such Shares not later than 10 days after the Expiration Date. Descartes will pay for such Shares as soon as possible, and in any event not more than three business days after taking up the Shares. All Shares not purchased pursuant to the Offer, including Shares deposited pursuant to Auction Tenders at prices more than the Purchase Price and Shares not purchased because of proration, will be returned to the depositing Shareholders at Descartes' expense as promptly as practicable following the Expiration Date.

      If the total number of Shares properly deposited and not withdrawn by the Expiration Date pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders is less than or equal to 11,578,000, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price (subject to any applicable withholding tax), all Shares so deposited and not withdrawn.

      If the total number of Shares properly deposited and not withdrawn by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 11,578,000, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price (subject to any applicable withholding tax), Shares so deposited on a PRO RATA basis (calculated to the nearest whole Share, so as to avoid the creation of fractional Shares). Descartes' determination as to proration shall be final and binding on all parties.

      AS A RESULT OF THE PROVISIONS DESCRIBED ABOVE, A SHAREHOLDER MAKING AN AUCTION TENDER AT $3.00 PER SHARE, THE LOWEST PRICE IN THE RANGE, AND A SHAREHOLDER MAKING A PURCHASE PRICE TENDER WILL EACH HAVE THEIR SHARES PURCHASED AT THE PURCHASE PRICE (SUBJECT TO ANY APPLICABLE WITHHOLDING TAX), IF ANY SHARES ARE PURCHASED UNDER THE OFFER, SUBJECT TO THE PRORATION PROVISIONS DESCRIBED HEREIN.

2.    PROCEDURE FOR DEPOSITING SHARES

      PROPER DEPOSIT OF SHARES. To deposit Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by CIBC Mellon Trust Company, as depositary (the "Depositary") at its address set forth on the back cover of this Offer to Purchase, by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. A number of the Shares are currently registered in the name of and held by or on behalf of The Canadian Depository for Securities Limited ("CDS") or CEDE & Co. ("CEDE") as custodian for its participants. Beneficial interests in the Shares, constituting ownership of the Shares, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect participants of CDS or CEDE, rather than by definitive certificates.

PARTICIPANTS OF CDS AND CEDE SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE DEPOSIT OF SHARES UNDER THE OFFER. EACH OF CDS AND CEDE WILL BE ISSUING INSTRUCTIONS TO ITS PARTICIPANTS AS TO THE METHOD OF DEPOSITING SUCH SHARES UNDER THE TERMS OF THE OFFER. SHAREHOLDERS WHO WISH TO DEPOSIT SHARES UNDER THE OFFER SHOULD CONTACT THE INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH THE SHARES ARE HELD IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO DEPOSIT SUCH SHARES UNDER THE OFFER.

      In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in Box A captioned "Type of Tender" on such Letter of Transmittal, (a) whether the Shareholder is tendering Shares pursuant to an Auction Tender or a Purchase Price Tender, and (b) each Shareholder desiring to tender Shares pursuant to an Auction Tender must further indicate, in the box captioned "Auction Tender Price (In Canadian Dollars) Per Share at Which Shares Are Being Deposited" in such Letter of Transmittal, the price (in increments per Share specified in the Letter of Transmittal) at which such Shares are being deposited. Only one box may be checked under each of (a) and (b). If a Shareholder desires to deposit Shares in separate lots at a different price for each lot, such Shareholder must complete a separate Letter of Transmittal for each lot and specify a price at which the Shareholder is depositing Shares. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 3, "Withdrawal Rights") pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.

      PARTIAL TENDERS. A Shareholder desiring to deposit only a portion of his or her Shares may do so, subject to the restriction set out below, by depositing such portion of Shares in the manner described above and indicating in the accompanying Letter of Transmittal the number of Shares that the Shareholder wishes to deposit to the Offer. Descartes shall, as soon as practicable following the completion of the Offer, issue a new certificate to such Shareholder to evidence the remaining number of Shares retained by the Shareholder.

      SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

      METHOD OF DELIVERY. THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE DEPOSITING SHAREHOLDER. FOR THE SHAREHOLDER'S PROTECTION, DESCARTES RECOMMENDS THAT MATERIAL BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT OBTAINED; OTHERWISE THE USE OF REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED AND IT IS SUGGESTED THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE. DELIVERY WILL ONLY BE MADE UPON ACTUAL RECEIPT OF SUCH SHARES BY THE DEPOSITARy.

      GUARANTEED DELIVERY. If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

      (a)  such deposit is made by or through an Eligible Institution;

      (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Descartes (indicating the type of tender and, in the case of an Auction Tender, the price at which the Shares are being deposited) is received by the Toronto office of the Depositary specified below by the Expiration Date; and

      (c) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary specified below before 5:00 p.m., Toronto time, on the third Trading Day after the Expiration Date.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary specified below and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

      Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if so required and any other documents required by the Letter of Transmittal. If a Share certificate has been lost or destroyed, please follow the procedure described in the Letter of Transmittal for obtaining replacement certificates.

      DETERMINATION OF VALIDITY. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by Descartes, in its sole discretion, which determination shall be final and binding on all parties. Descartes reserves the absolute right to reject any or all deposits of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Descartes' counsel, be unlawful. Descartes also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Descartes, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Descartes' interpretation of the terms and conditions of the Offer and the Notice of Guaranteed Delivery will be final and binding.

      FORMATION OF AGREEMENT. The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and Descartes, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

      It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit the Shares for a person's own account unless, at the time of the deposit and at the end of the pro ration period, such person (i) has a net long position equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of the Shares deposited and upon acceptance of such person's deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to Descartes pursuant to any procedures described herein will constitute a representation by such Shareholder that (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Shares complies with Rule 14e-4.

3.    WITHDRAWAL RIGHTS

      Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Shares deposited pursuant to the Offer may be withdrawn:

      (a) at any time up to and including 5:00 p.m. (Toronto time) on July 11, 2003; or

      (b) at any time where the Shares have not been taken up by Descartes prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Shares; or

      (c) if the Shares have not been paid for by Descartes within three business days after having been taken up; or

      (d) at any time before the expiration of 10 days from the date upon which is mailed, delivered, or otherwise properly communicated either:

           (i) a notice of change relating to a change which has occurred in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Descartes or of an affiliate of Descartes), in the event that such change occurs before the end of the period during which Shares may be deposited under the Offer or after the end of such period but before the expiry of all rights of withdrawal in respect of the Offer; or

           (ii) a notice of extension or variation extending the period of time during which Shares may be deposited under the Offer concerning a variation in the terms of the Offer (other than a variation consisting solely of (A) an increase in the consideration offered for the Shares if the period during which Shares may be deposited under the Offer is not extended for more than 10 days or (B) a waiver of a condition of the Offer where the consideration offered for the Shares consists solely of cash), but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Shares have not been taken up by Descartes at the date of the notice.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares before such Shares are taken up by Descartes. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Shares that are to be withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as described in the instructions and rules set out in the Letter of Transmittal, except in the case of Shares deposited by an Eligible Institution. A WITHDRAWAL OF SHARES DEPOSITED PURSUANT TO THE OFFER CAN ONLY BE ACCOMPLISHED IN ACCORDANCE WITH THE FOREGOING PROCEDURE. THE WITHDRAWAL SHALL TAKE EFFECT ONLY UPON ACTUAL RECEIPT BY THE DEPOSITARY OF THE PROPERLY COMPLETED AND EXECUTED WRITTEN NOTICE.

      PARTICIPANTS OF CDS OR CEDE SHOULD CONTACT SUCH DEPOSITARY WITH RESPECT TO THE WITHDRAWAL OF SHARES UNDER THE OFFER. SHAREHOLDERS WHO WISH TO WITHDRAW SHARES UNDER THE OFFER SHOULD IMMEDIATELY CONTACT THE INVESTMENT DEALER, STOCK BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE THROUGH WHICH SHARES ARE HELD IN ORDER TO TAKE THE NECESSARY STEPS TO BE ABLE TO WITHDRAW SUCH SHARES UNDER THE OFFER.

      ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL WILL BE DETERMINED BY DESCARTES, IN ITS SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING. NONE OF DESCARTES, THE DEPOSITARY OR ANY OTHER PERSON SHALL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL AND NONE OF THEM SHALL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

      Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 2, "Procedure for Depositing Shares".

      If Descartes is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to Descartes' rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Descartes all deposited Shares, and such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described in this Section 3, "Withdrawal Rights" or pursuant to applicable law.

4.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

      Upon the terms and subject to the conditions of the Offer (including proration), Descartes will determine the Purchase Price that it will pay for Shares properly deposited under the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders and the prices specified by Shareholders making Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $3.00 per Share.

      For purposes of the Offer, Descartes will be deemed to have accepted for payment, subject to proration, Shares deposited and not withdrawn pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders if, as and when Descartes gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Descartes will take up and pay for such Shares not later than 10 days after the Expiration Date. Descartes will pay for such Shares validly deposited pursuant to the Offer as soon as possible and in any event not more than three business days after taking up the Shares.

      The Purchase Price payable under the Offer, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. In exchange for their right to receive the Purchase Price, a Shareholder wishing to do so may elect to receive an amount denominated in Unites States dollars. Such a Shareholder must complete the box captioned "U.S. Dollar Election" in the Letter of Transmittal and, if applicable, on the Notice of Guarantee Delivery. Otherwise, payment will be received in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving United States dollar payment at the United States dollar equivalent of the Purchase Price calculated at the average of the nominal noon rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date. On May 30, 2003, the nominal noon rate of exchange for the conversion of one U.S. dollar into Canadian dollars as reported by the Bank of Canada was $1.3708.

      Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will withhold any applicable withholding tax and which will act as agent for the depositing Shareholders for the purpose of receiving payment from Descartes and transmitting such payment to the depositing Shareholders. Receipt of such payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares. Under no circumstances will interest be paid by Descartes or the Depositary to persons depositing Shares by reason of any delay in paying for any Shares.

      In the event of proration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, Descartes will determine the proration factor and pay for those deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, Descartes does not expect to be able to announce the final results of any such proration until approximately three business days after the Expiration Date.

      Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices more than the Purchase Price, and Shares not purchased due to proration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

      The Purchase Price for Shares deposited and purchased (subject to any applicable withholding tax), will be paid by cheque of the Depositary issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded by the Depositary to the address of the person as shown on the register for the Shares.

      The Depositary will forward cheques and certificates representing all Shares not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 7, "Payment in the Event of Mail Service Interruption" in the event of real or possible mail service interruption.

      Registered Shareholders depositing Shares will not be obligated to pay brokerage fees or commissions in connection with depositing Shares under the Offer. Shareholders who hold their Shares through an investment dealer, stock broker, bank, trust company or other nominee should ask such nominee as to whether any service charges or transaction fees are charged by it in connection with depositing Shares under the Offer.

5.    CERTAIN CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer, Descartes shall not be required to accept for purchase, purchase or pay for any Shares deposited and may terminate or cancel the Offer or, subject to applicable law, may postpone the payment for Shares deposited if, at any time on or after June 2, 2003 and at or before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by Descartes to have occurred) and in any such case and regardless of the circumstances, Descartes determines in its sole judgement, acting reasonably, that it is inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

      (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Shares by Descartes or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgement of Descartes, acting reasonably, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Descartes or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to Descartes;

      (b) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgement or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Descartes or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that, in the sole judgement of Descartes, acting reasonably, might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to Descartes of the Offer;

      (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange, automated quotation system operated by a national securities association or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgement of Descartes, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares since the close of business on June 2, 2003, (vi) a material change in U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor, (vii) any change in the general political, market economic or financial conditions that has or may have a material adverse effect on Descartes' business, operations or prospects or the trading in, or value of, the Shares, or (viii) any decline in any of the S&P/TSX Composite Index, the S&P/TSX Canadian Information Technology Index, the S&P/TSX Canadian Midcap Index, the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10%, measured from the close of business on June 2, 2003;

      (d) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Descartes or its subsidiaries that, in the sole judgement of Descartes, acting reasonably, have or may have material adverse significance with respect to Descartes or its subsidiaries taken as a whole;

      (e) any take-over bid or tender or exchange offer with respect to some or all of the securities of Descartes, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Descartes or any of its affiliates, other than the Offer and the Debenture Offer, shall have been proposed, announced or made by any individual or entity;

      (f) Descartes shall have concluded that exemptions from the proportionate take-up and valuation requirements under applicable securities legislation in Canada are not available to Descartes for the Offer and, if required under any such legislation, Descartes shall not have received exemptions or waivers of the appropriate Canadian securities regulatory authorities from such requirements in respect of the Offer;

      (g) any change shall have occurred or been proposed to the Tax Act or to the published administrative policies or assessing practices of the Canada Customs and Revenue Agency that, in the sole judgement of Descartes, acting reasonably, is detrimental to Descartes or a Shareholder; and

      (h) Descartes, in its sole judgement, acting reasonably, shall have concluded that the purchase of Shares properly deposited pursuant to the Offer will constitute a "Rule 13e-3 transaction", as such term is defined in Rule 13e-3 under the Exchange Act.

      Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which written or oral (to be confirmed in writing) notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Descartes, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the Toronto Stock Exchange, the Nasdaq National Market and applicable Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, Descartes shall not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for deposited Shares and related Letters of Transmittal and any other related documents to the parties by whom they were deposited.

      The foregoing conditions are for the sole benefit of Descartes and may be asserted by Descartes in its sole discretion, acting reasonably, regardless of the circumstances (including any action or inaction by Descartes) giving rise to any such conditions, or may be waived by Descartes, in its sole discretion, in whole or in part at any time. The failure by Descartes at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Descartes concerning the events described in this Section shall be final and binding on all parties.

6.    EXTENSION AND VARIATION OF THE OFFER

      Descartes expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5, "Certain Conditions of the Offer" shall have occurred, at any time or from time to time, to extend the period of time during which Shares may be deposited under the Offer or to vary the terms and conditions of the Offer by giving written or oral notice (to be confirmed in writing) of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 22, "Notice", to all Shareholders. Promptly after giving notice of an extension or variation to the Depositary, Descartes will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the Toronto Stock Exchange, the Nasdaq National Market and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

      Where the Offer is extended or the terms of the Offer are varied, the period during which Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of extension or variation has been given to Shareholders respectively unless otherwise permitted by applicable law.

      If, in the unlikely event prior to the Expiration Date Descartes in its sole discretion increases the consideration offered to Shareholders by a variation in the terms of the Offer, such increase shall be applicable to all Shareholders whose Shares are taken up pursuant to the Offer.

      The Offer may not be extended by Descartes if all the terms and conditions of the Offer, except those waived by Descartes, have been complied with, unless Descartes first takes up and pays for all Shares properly deposited under the Offer and not withdrawn. Notwithstanding the foregoing, if Descartes waives any terms or conditions of the Offer and extends the Offer in circumstances where rights of withdrawal are conferred by virtue of the mailing of a notice of change, extension or variation, the Offer shall be extended without Descartes first taking up the Shares which are subject to such rights of withdrawal.

      If before the Expiration Date, or after the Expiration Date but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Descartes or of an affiliate of Descartes), Descartes will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 22, "Notice", to all Shareholders that have not been taken up under the Offer at the date of the occurrence of the change. Promptly after giving notice of a change in information to the Depositary, Descartes will make a public announcement of the change in information and provide or cause to be provided notice of such change to the Toronto Stock Exchange, the Nasdaq National Market and the Canadian and U.S. securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

      During any such extension or in the event of any such variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Descartes in accordance with the terms of the Offer, subject to Section 3, "Withdrawal

Rights" of the Offer. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by Descartes of its rights under Section 5, "Certain Conditions of the Offer" of this Offer to Purchase.

      If the Offer is under-subscribed at the Expiration Date and all the terms and conditions of the Offer have been complied with, except those waived by Descartes, and Descartes decides in its sole discretion to extend the Offer, there would be no prorationing among the tenders taken up at such time. If the Offer becomes over-subscribed by the expiry of any such extension, Descartes would only prorate among tenders received during the extension and after the original Expiration Date and not across tenders received prior to the extension which have already been taken up. However, in no case shall the Purchase Price be reduced as a result of tenders received during any extension as described in this paragraph. The foregoing is subject to regulatory approval. See Section 15, "Certain Legal Matters; Regulatory Approvals".

      Without limiting the manner in which Descartes may choose to make any public announcement referred to above, except as provided by applicable law, Descartes shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a distribution news service.

7.    PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

      Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if Descartes determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until Descartes has determined that delivery by mail will no longer be delayed. Descartes will provide notice as provided under Section 22, "Notice", of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

8.    LIENS; DIVIDENDS; PROXIES

      Under the Letter of Transmittal, the depositing Shareholder will be bound by a representation and warranty that such Shareholder has full power and authority to deposit, sell, assign and transfer the deposited Shares and that if the deposited Shares are accepted for payment by Descartes, Descartes will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.

      Under the Letter of Transmittal, the depositing Shareholder will revoke, effective from the time of take up and payment for its Shares under the Offer, any and all proxies, voting instructions or other authority previously given or conferred or agreed to be given or conferred by such Shareholder at any time with respect to the deposited Shares to the extent that such Shares are taken up and paid for under the Offer and will agree that no proxy, voting instructions or other authority will be given or conferred with respect to the deposited Shares, and the Shareholder shall not take any steps to vote the Shares, on or after the time of take up and payment for such Shares under the Offer.

9.    CERTAIN INFORMATION CONCERNING DESCARTES

      Descartes was amalgamated under the BUSINESS CORPORATIONS ACT (Ontario) on January 26, 1999. Its principal executive office is located at 120 Randall Drive, Waterloo, Ontario N2V 1C6. The Company's telephone number is (519) 746-8110.

      Descartes develops, markets, operates, implements and supports software and network-based solutions for logistics management. The Company's solutions, which are Internet-enabled and function with a variety of computer and network hardware and operating systems, enable end-to-end shipment management, supply chain visibility, logistics messaging, delivery optimization and carrier contract management. In addition, the Company provides a variety of related services, including support and maintenance services, consulting, implementation and training. The Company's solutions are licensed to companies in over 60 countries. The Company markets and sells its products through a direct world-wide sales force, as well as through distributors and alliances in Europe, the Americas and Asia.

      The authorized share capital of Descartes consists of an unlimited number of Shares. As of May 30, 2003, there were 52,231,711 Common Shares issued and outstanding and U.S.$71,995,000 aggregate principal amount of Debentures outstanding. See Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions; Previous Purchases and Sales of Securities by Descartes".

      The Company's Annual Information Form and Annual Report for the fiscal year ended January 31, 2002, as filed with the SEC on Form 40-F, are specifically incorporated by reference into, and form an integral part of, this Offer to Purchase.

      Descartes also hereby incorporates by reference any filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Offer and before the Expiration Date or the termination of the Offer, including the Company's Annual Report for the fiscal year ended January 31, 2003 as and when filed with the SEC on Form 40-F, which will contain the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2003 prepared in accordance with U.S. generally accepted accounting principles, and the unaudited financial statements of the Company for the period ended April 30, 2003 as and when filed with the SEC on Form 6-K, prepared in accordance with U.S. generally accepted accounting principles. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Offer to Purchase, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

      The Company expects to mail to its shareholders and file with the securities regulatory authorities of the provinces of Canada and the SEC in accordance with applicable securities laws the Company's Annual Report for the fiscal year ended January 31, 2003 in or about mid-June 2003 and the Company's unaudited consolidated financial statements for the period ended April 30, 2003 on or about June 4, 2003. The Company expects that such documents will be available on the following websites following their filing as described above:
WWW.SEDAR.COM, maintained by the Canadian Securities Administrators; and WWW.SEC.GOV, maintained by the SEC.

      The Company will provide to each Shareholder or other person to whom the Offer to Purchase is delivered, without charge, upon the written or oral request of such person, a copy of all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents), as well as a copy, without charge, of the Company's most recent unaudited interim financial statements. Requests for such documents should be directed to the Company's Chief Financial Officer, 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6,
(519) 746-8110. A copy of all of the foregoing documents, as and when filed, may also be obtained by contacting the SEC in the manner described under Section 24, "Additional Information".

10.   PURPOSE AND EFFECTS OF THE OFFER

      Descartes believes that the Common Shares have been trading in price ranges that do not fully reflect the value of the Company's business and future prospects, and that accordingly, the purchase of Shares under the Offer represents an effective use of Descartes' financial resources and is in the best interests of its Shareholders. The Offer is not expected to preclude Descartes from pursuing its foreseeable business opportunities. Any Shares purchased pursuant to the Offer will be transferred directly to Descartes by the Depositary and cancelled.

      As part of its ongoing consideration of the most effective use of the Company's financial resources, the Board of Directors of the Company has, together with management of the Company, examined at various times since 2001 the appropriateness of making offers to purchase either or both of its Debentures and Common Shares.

      In December 2001, pursuant to a normal course issuer bid, the Company purchased for cancellation U.S.$1.5 million aggregate principal amount of Debentures for U.S.$1.1 million. In March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation U.S.$1.5 million aggregate principal amount of Debentures for U.S.$1.1 million. On August 1, 2002, Descartes offered to purchase for cancellation up to an aggregate of

U.S.$51,428,571 principal amount of its outstanding Debentures at a price of U.S.$700 for each U.S.$1,000 principal amount of Debentures plus accrued and unpaid interest pursuant to a substantial issuer bid. Descartes purchased a nominal principal amount of Debentures pursuant to such offer on September 6, 2002.

      Based on consultations in April 2003 with members of the Board of Directors respecting the possible purchase of its Debentures and Common Shares, management of the Company undertook further analysis and obtained preliminary advice respecting the appropriateness of issuer bids by Descartes to acquire certain of its Debentures and Common Shares for consideration by the Board of Directors.

      At its meeting on April 25, 2003, the Board of Directors considered presentations respecting the possible purchase of its Debentures and Common Shares prepared by Credit Suisse First Boston Canada Inc. and Griffiths McBurney & Partners. Following discussions with management of Descartes, the Board of Directors determined to approve the engagement of financial advisers and authorized management to undertake further analysis and develop a recommendation respecting the terms on which the Company would undertake issuer bids to purchase certain of either or both of its Debentures and Common Shares.

      On May 5, 2003, the Board of Directors met to discuss all aspects of the purchase certain of its Debentures and Common Shares considered relevant, including:

      (a)  analysis of Descartes' financial resources and requirements;

      (b) the advice of Descartes' financial and legal advisers respecting the potential terms and structure of the Offer and the Debenture Offer;

      (c) the markets for the Debentures and the Common Shares, the trading prices and volume since August 2002, and the resulting impact of the Offer and the Debenture Offer on the respective markets;

      (d) the terms of the Debentures, including the obligation to repay the Debentures at maturity on June 30, 2005 and the option of the Company to repay the principal amount of the Debentures at maturity through the issuance of Common Shares;

      (e) the interest expense associated with the Debentures as compared to the income generated and expected to be generated on the investment of funds in accordance with Descartes' investment policy;

      (f) the positive impact on earnings (loss) per share resulting from successful completion of the Offer and the Debenture Offer;

      (g) the potential terms upon which a holder of a significant principal amount of the Debentures (the "Significant Debentureholder") would agree to commit to sell its Debentures to Descartes pursuant to a substantial issuer bid;

      (h) the Company's access to additional capital in the context of the Company's circumstances, the sector in which the Company operates and the market as a whole; and

      (i) the alternative uses of funds to purchasing securities under the Offer and the Debenture Offer.

      Following discussions with management of Descartes, the Board of Directors approved proceeding with the Offer and the Debenture Offer including the maximum price to be paid under each of the Offer and the Debenture Offer; the maximum number of Shares to be subject to the Offer and the maximum principal amount of Debentures to be subject to the Debenture Offer; and, subject to entering into a commitment agreement with the Significant Debentureholder and finalizing the pricing and size of each of the Offer and the Debenture Offer, the announcement of such offers.

      On May 12, 2003, Descartes finalized the pricing and size of each of the Offer and the Debenture Offer; entered into a commitment agreement with the Significant Debentureholder (see Section 13, "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer; Contracts, Arrangements and Understandings"); and announced its intention to make the Offer and the Debenture Offer.

      On May 28, 2003, the Board of Directors met and approved (i) the documentation prepared in connection with the Offer and the Debenture Offer, including this Offer to Purchase, the Letter of Transmittal, and the offer to purchase in respect of the Debenture Offer and related letter of transmittal, and (ii) the commencement of the Offer and the Debenture Offer.

      Subject to certain exceptions, Canadian provincial securities legislation prohibits Descartes and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer. Descartes may in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise, subject to applicable law. Any such purchases may be on the same terms or on terms which are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by Descartes will depend on many factors, including the market price of the Shares, Descartes' business and financial position, the results of the Offer and general economic and market conditions.

      Descartes currently has no intention to cause the Shares to be delisted from the Toronto Stock Exchange or the Nasdaq National Market where they are currently listed, or to acquire by compulsory means Shares from Shareholders who do not accept the Offer. Following completion of the Offer, 40,653,711 Shares will remain outstanding, assuming that 11,578,000 Shares are acquired by Descartes under the Offer. Subject to Descartes meeting the continued listing requirements of the Toronto Stock Exchange and the Nasdaq National Market and to any possible future purchases of the Shares by Descartes, the Shares will continue to be listed on the Toronto Stock Exchange and the Nasdaq National Market provided that a minimum of 1.1 million Shares remain outstanding.

      Except as disclosed in the Offer, Descartes has no plans or proposals that relate to or in Descartes' view would be reasonably likely to result in (i) the acquisition by any person of additional securities of Descartes or the disposition of securities of Descartes, other than the Debenture Offer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Descartes or any or all of its subsidiaries; (iii) other than as may have been previously announced, a purchase, sale or transfer of a material amount of assets of Descartes or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Descartes; (v) any material change in the present dividend policy, indebtedness or capitalization of Descartes; (vi) any other material change in Descartes' corporate structure or business; (vii) any change in Descartes' constating document or by-laws or any actions which may impede the acquisition of control of Descartes by any person; (viii) a class of equity security of Descartes being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (xi) a class of equity security of Descartes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) the suspension of Descartes' obligation, if any, to file reports pursuant to Section 15(d) of the Exchange Act.

      In evaluating the Offer, Descartes believes that a number of factors, including the following, should be considered by Shareholders:

      (a) the Offer provides Shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender, or the opportunity to deposit their Shares without specifying a price pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash at a premium to the closing price for the Common Shares on the TSX in the period from May 6, 2003, being the trading day following the announcement on May 5, 2003 of the preliminary financial results of the Company for the three months ended April 30, 2003 to May 12, 2003, being the date on which the Offer and the Debenture Offer were announced (see Section 12, "Price Range of Debentures and Common Shares; Purchases and Distributions");

      (b) Shareholders who tender Shares will avoid the payment of the usual brokerage commissions associated with market sales;

      (c) Shareholders whose Shares are not purchased under the Offer will realize a proportionate increase in their equity interest in Descartes if any Shares are purchased pursuant to the Offer; and

      (d) the Offer is not conditional upon any minimum number of Shares being deposited.

NEITHER DESCARTES, ITS BOARD OF DIRECTORS NOR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES WHETHER TO DEPOSIT SHARES AND, IF SO, THE NUMBER OF SHARES TO DEPOSIT AND AT THE PRICE OR PRICES AT WHICH SHARES SHOULD BE DEPOSITED.

      SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 14, "INCOME TAX CONSIDERATIONS".

11.   VALUATION EXEMPTION

      As of May 12, 2003, the last full trading date prior to the announcement of Descartes' intention to make the Offer, the Company had outstanding 52,231,711 Shares, of which approximately 45,797,838 Shares comprise the "public float", which excludes shares owned by "related parties" of the Company under applicable securities laws. The Shares that Descartes is offering to purchase pursuant to the Offer represent approximately 22.2% of the Shares outstanding as of May 12, 2003. For the purpose of the Offer, the "related parties" are PRIMECAP Management Company, its directors and senior officers and the directors and senior officers of Descartes. In the event that Descartes takes up and purchases 11,578,000 Shares pursuant to the Offer, and none of the "related parties" deposit their Shares pursuant to the Offer, the "public float" will be comprised of 34,219,838 Shares.

      Descartes is relying on the "liquid market exemption" provided in Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and Quebec Securities Commission Local Policy Statement Q-27 ("QSC Policy Q-27") and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.

      The Company has determined that there is a liquid market in the Shares because:

      (a)  there is a published market for the Shares, namely the TSX;

      (b) during the period of 12 calendar months preceding the announcement of the Offer,

           (i) the number of issued and outstanding Shares was at all times at least 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable,

           (ii) the aggregate trading volume of the Shares was approximately 48,546,659 on the TSX,

           (iii)  there were at least 1,000 trades in Shares on each of the TSX,

           (iv) the aggregate trading value based on the price of the trades referred to in clause (iii) was approximately $224,470,771 on the TSX; and

      (c) the market value of the Shares on the TSX and the Nasdaq National Market, as determined in accordance with applicable rules, was approximately $168,536,044 for April, 2003, being the calendar month preceding the calendar month in which the Offer was announced.

      The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:

      (a) the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12 month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceeds the minimum "liquid market" requirements specified in both OSC Rule 61-501 and QSC Policy Q-27;

      (b) the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX, the value of trades on the TSX and the market value of the Shares in the twelve months preceding the announcement of the Offer; and

      (c) the effect that the purchase of approximately 11,578,000 Shares by Descartes would have on the aggregate shareholdings of PRIMECAP Management Company and all senior officers and directors of Descartes.

      The Board of Directors unanimously determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

      Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiration Date. Despite the fact that the Board of Directors is of the view that both as of the date hereof and following the taking up of Shares pursuant to the Offer there is and will continue to be a liquid market for the Shares and that there is thus no legal requirement to obtain a liquidity opinion, the Company has obtained, in further support of the determination that there is and will be a liquid market for the Shares, a liquidity opinion from Griffiths McBurney & Partners ("GMP").

      GMP has concurred with the Company's determination that it meets the tests for the "liquid market exemption" described above, and has provided an opinion to the Board of Directors to the effect that there is a liquid market for the Shares for the holders of the Shares at the time of the making of the Offer and that it is reasonable for the Board of Directors to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the opinion of GMP is attached hereto as Schedule "A". This summary of the opinion of GMP is qualified in its entirety by reference thereto.

      For further information, see the table included in Section 12, "Price Range of Shares and Debentures; Purchases and Distributions".

12.   PRICE RANGE OF SHARES AND DEBENTURES; PURCHASES AND DISTRIBUTIONS

      TRADING OF SHARES. The Shares are listed and posted for trading on the Toronto Stock Exchange and the Nasdaq National Market under the symbols "DSG" and "DSGX", respectively. The following table sets forth, for the periods indicated, the high and low closing prices per share and the volumes traded on the Toronto Stock Exchange and the Nasdaq National Market, as compiled by the Toronto Stock Exchange and a published financial source, respectively.

                                TSX                                      NASDAQ
               -------------------------------------   ---------------------------------------
MONTH ENDING   HIGH (CDN$)   LOW (CDN$)     VOLUME     HIGH (U.S.$)   LOW (U.S.$)     VOLUME
------------   -----------   ----------   ----------   ------------   -----------   ----------
2003
May.........      3.72          2.94      11,255,800       2.65          2.13          594,849
April ......      4.02          3.23       4,442,542       2.76          2.22          352,500
March ......      4.75          3.20       3,089,596       3.18          2.15          321,560
February ...      4.93          4.02       2,427,809       3.17          3.04           12,600
January ....      5.42          4.50       1,935,947       3.55          2.92          193,720

2002
December ...      5.95          4.52       3,962,203       3.85          2.85          352,900
November ...      5.59          4.06       4,856,516       3.53          2.59          493,180
October ....      4.85          3.21       5,159,217       3.10          2.04          256,850
September ..      4.47          3.53       2,883,008       2.90          2.22          236,600
August .....      5.35          3.76       3,775,597       3.50          2.40          221,530
July .......      5.55          4.32       3,304,976       3.60          2.80          444,600
June........      6.06          4.10       3,029,806       3.96          2.68          704,400
May.........      5.58          4.48       9,679,842       3.59          2.87          916,400
April ......      7.54          5.09       5,205,708       4.69          3.32          988,500


                                TSX                                      NASDAQ
               -------------------------------------   ---------------------------------------
MONTH ENDING   HIGH (CDN$)   LOW (CDN$)     VOLUME     HIGH (U.S.$)   LOW (U.S.$)     VOLUME
------------   -----------   ----------   ----------   ------------   -----------   ----------
2003
March ......      5.42          3.20       7,453,352       3.55          2.15          614,020

2002
December....      5.95          3.21      13,977,936       3.85          2.04        1,102,930
September...      5.55          3.53       9,963,581       3.60          2.22          902,730
June........      7.54          4.10      17,915,356       4.69          2.68        2,609,300
March ......     14.24          6.63      16,912,588       8.91          4.18        3,100,300

2001
December ...     13.72          6.00      22,220,901       8.75          3.81        5,254,900
September...     27.40          6.11      34,204,047      18.57          3.90       13,865,100
June........     37.27         15.80      32,717,385      24.15         10.06       15,837,800
March.......     44.35         18.00      30,498,080      29.43         11.62       18,544,100

      On May 12, 2003, last full trading day prior to the announcement of Descartes' intention to make the Offer, the closing price of the Shares on the Toronto Stock Exchange and Nasdaq National Market was $2.98 and U.S.$2.15, respectively.

      PREVIOUS PURCHASES OF SHARES. During the twelve months preceding the Offer, Descartes has not purchased any of its Shares.

      PREVIOUS DISTRIBUTION OF SHARES. During the five years preceding the Offer, the distribution of Shares made by Descartes to the date of the Offer are as follows:

                                                               NUMBER OF                       AGGREGATE PROCEEDS
                                                                SHARES         PRICE PER        RECEIVED BY THE
DESCRIPTION OF DISTRIBUTION         DATE OF DISTRIBUTION      DISTRIBUTED       SHARE(9)          COMPANY(9)
---------------------------         --------------------      -----------      ----------      ------------------
Public Offering (1)                 January 26, 1999            2,760,000       U.S.$7.50         U.S.$20,700,000

Exercise of Over-Allotment Option
granted to Underwriters (2)         February 2, 1999              375,000       U.S.$7.50          U.S.$2,812,500

Public Offering (3)                 January 10, 2000            3,000,000      U.S.$13.73         U.S.$41,190,000

Exercise of Over-Allotment Option
granted to Underwriters (4)         January 10, 2000              450,000      U.S.$13.73          U.S.$6,178,500

Public Offering (5)                 October 24, 2000            3,000,000      U.S.$42.26        U.S.$126,777,600

Distributions in connection
with Acquisitions (6)               May 1998 - May 2003         9,158,202

Distributions in connection with
 Settlement of an Account (7)       October 1999                  145,454

Distributions in connection
with the Exercise of Options
to Purchase Shares (8)              May 1998 - May 2003         2,217,238
                                                              -----------
                                                               21,105,894
                                                              ===========

-------------------
(1) On January 26, 1999, the Company issued 2,760,000 Shares in a public offering in Canada and the United States at a price of U.S.$7.50, the issuance of which was qualified by a final prospectus dated January 26, 1999. Proceeds of the offering were U.S.$17.7 million, net of issuance costs of U.S.$2.9 million.
(2) On February 2, 1999, the Company issued 375,000 Shares upon the exercise of over-allotment options issued to underwriters at the price to public of U.S.$7.50. The options were granted to underwriters in connection with the Company's public offering on January 26, 1999. Proceeds from the transaction were U.S.$2.6 million.
(3) On January 10, 2000, the Company issued 3,000,000 Shares in a public offering in Canada at a price of U.S.$13.73, the issuance of which was qualified by a short form prospectus dated December 30, 1999. Proceeds of the offering were U.S.$38.8 million, net of issuance costs of U.S.$2.4 million.
(4) On January 10, 2000, the Company issued 450,000 Shares upon the exercise of over-allotment options issued to underwriters at the price to public of U.S.$13.73. The options were granted to underwriters in connection with the Company's public offering on January 10, 2000. Proceeds from the transaction were U.S.$5.9 million.
(5) On October 24, 2000, the Company issued 3,000,000 Shares in a public offering in Canada at a price of Cdn.$64.00, the issuance of which was qualified by a short form prospectus dated October 17, 2000. Proceeds of the offering were U.S.$120.7 million, net of issuance costs of U.S.$6.1 million.
(6) During the previous five year period, the Company has issued an aggregate of 9,158,202 Shares in connection with its acquisition activities, more specifically detailed as follows:

     a. On June 26, 1998, the Company issued 1,777,325 Shares valued at U.S.$6.40 per Share, for all of the outstanding shares of common stock of Lightstone Group, Inc.

     b. On July 6, 1998, the Company issued 217,467 Shares, valued at U.S.$6.00 per Share, for all of the outstanding shares of NRM Systems, Inc.
     c. On February 29, 2000, the Company issued 2,289,740 Shares, valued at U.S.$33.65 per Share, to acquire all of the outstanding shares of E-Transport Incorporated.
     d. On September 27, 2000, the Company issued 39,526 Shares, valued at U.S.$50.60 per Share as an investment in Maptuit Corporation.
     e. On November 21, 2000, the Company issued 549,945 Shares, valued at U.S.$28.37 per Share, for all of the outstanding shares of TraffiCop, Inc.
     f. On December 21, 2000, the Company issued 1,388,000 Shares, valued at U.S.$23.07 per Share, to acquire the Transportation Services Vertical of BCE Emergis Inc.
     g. On May 11, 2001, the Company issued 50,030 Shares, valued at U.S.$20 per Share, to purchase certain technology assets from NeoModal.com L.L.C.
     h. On June 20, 2001, the Company issued 1,534,964 Shares, valued at U.S.$15.15 per Share, to acquire all of the outstanding shares of TranSettlements, Inc.
     i. On July 2, 2001, the Company issued 1,311,205 Shares, valued at U.S.$17.09 per Share, to acquire all of the outstanding shares of Centricity, Inc.
(7) On October 18, 1999, the Company issued 145,454 Shares in settlement of an account payable of U.S.$0.7 million.
(8) From May 16, 1998 to May 16, 2003, Shares were issued pursuant to the exercise of stock options from the following plans in the following amounts:
     ==================================================  =======================
                     STOCK OPTION PLAN                   NUMBER OF SHARES ISSUED
     ==================================================  =======================
     The Descartes Systems Group Inc. stock option plan                2,111,022
     --------------------------------------------------  -----------------------
     Former E-Transport Incorporated stock option plans                   93,264
     --------------------------------------------------  -----------------------
     Former Centricity, Inc. stock option plan                            12,952
     --------------------------------------------------  -----------------------
                                                                       2,217,238
     ==================================================  =======================

(9) Foreign currency amounts are converted to U.S. dollars using the applicable exchange rate as of the date of the distribution.

      DIVIDEND POLICY. Descartes has not paid any cash dividends on its Shares to date. The Company currently intends to retain earnings to finance the operations of the business, and therefore, the Company does not anticipate paying cash dividends in the foreseeable future. The Company's dividend policy will be reviewed from time to time in the context of the Company's earnings, financial condition and other relevant factors.

      PREVIOUS PURCHASES AND SALES OF DEBENTURES.

      Descartes purchased for cancellation an aggregate principal amount of U.S.$5,000 of Debentures pursuant to an offer dated August 1, 2002 by Descartes to purchase up to U.S.$51,428,571 aggregate principal amount of its Debentures at a purchase price of U.S.$700 for each U.S.$1,000 of principal amount of Debentures.

13. INTEREST OF DIRECTORS AND SENIOR OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OFFER

      OWNERSHIP OF SHARES OF DESCARTES. The following table indicates, as of May 30, 2003, to the knowledge of management of Descartes after reasonable inquiry, the number of Shares beneficially owned or over which control or direction is exercised by each director and senior officer of Descartes and their representatives and associates, by each person that holds more than 10% of the outstanding Shares and by each person acting jointly or in concert with Descartes.

                                                                                                     PERCENTAGE OF
                                                                                      NUMBER OF       OUTSTANDING
NAME                                  POSITION WITH DESCARTES                           SHARES         SHARES(15)
------------------------------------  ------------------------------------------      ---------      -------------
Peter Schwartz (1)..................  Director, Chairman of the Board                   795,438          1.52%
John Albright (2)...................  Director                                           69,546           .13%
James Balsillie (3).................  Director                                           72,370           .14%
Chris Hewat (4).....................  Director                                           18,248           .03%
Stephen Watt (5)....................  Director                                           13,079           .03%

Manuel Pietra (6)...................  Chief Executive Officer and President              83,330           .16%
Colley Clarke (7)...................  Executive Vice-President, Finance & Chief         239,511           .46%
                                      Financial Officer
Art Mesher (8)......................  Executive Vice-President, Corporate               497,520           .95%
                                      Strategy and Business Development
Bruce Gordon (9)....................  Senior-Vice-President, Products and                70,900           .14%
                                      Technology
Brandon Nussey (10).................  Senior-Vice-President, Operations                   5,060           .01%
                                      Development
Alec Moore (11).....................  Senior Vice-President, Corporate Finance           12,500           .03%
Massood Oroomchi (12)...............  Senior Vice-President, Finance &                   14,500           .03%
                                      Administration
Evros Psiloyenis....................  Senior-Vice-President, Infrastructure and               0             0%
                                      Support
Eduardo Abreu.......................  General Manager, Latin America                          0             0%
John Kellett........................  General Manager, Canada                                 0             0%
Edward J. Ryan (13).................  General Manager, USA                               29,899           .06%
Kevin Taylor........................  General Manager, Asia Pacific                           0             0%
Scott Pagan (14)....................  Corporate Secretary                                 5,000           .01%
All directors and senior officers
as a group (18 persons).............                                                  1,921,901          3.68%
PRIMECAP Management Company.........                                                  5,698,600         10.91%

----------------------
(1)   Includes options to acquire 182,834 Shares which are or will be exercisable over the next 60 days.
(2)   Includes options to acquire 17,248 Shares which are or will be exercisable over the next 60 days.
(3)   Includes options to acquire 17,248 Shares which are or will be exercisable over the next 60 days.
(4)   Includes options to acquire 17,248 Shares which are or will be exercisable over the next 60 days.
(5)   Includes options to acquire 13,079 Shares which are or will be exercisable over the next 60 days.
(6)   Includes options to acquire 83,330 Shares which are or will be exercisable over the next 60 days.
(7)   Includes options to acquire 237,496 Shares which are or will be exercisable over the next 60 days.
(8)   Includes options to acquire 494,020 Shares which are or will be exercisable over the next 60 days.
(9)   Includes options to acquire 70,900 Shares which are or will be exercisable over the next 60 days.
(10)  Includes options to acquire 5,000 Shares which are or will be exercisable over the next 60 days.
(11)  Includes options to acquire 12,000 Shares which are or will be exercisable over the next 60 days.
(12)  Includes options to acquire 12,000 Shares which are or will be exercisable over the next 60 days.
(13)  Includes options to acquire 22,550 Shares which are or will be exercisable over the next 60 days.
(14)  Includes options to acquire 5,000 Shares which are or will be exercisable over the next 60 days.
(15)  Based on 52,231,711 Shares outstanding.

To the knowledge of management of Descartes after reasonable inquiry, no person named in the immediately preceding table beneficially owns or exercises control or direction over any Debentures or intends to deposit Shares under the Offer.

      COMMITMENTS TO ACQUIRE SECURITIES. Descartes has no commitments to purchase Shares, other than pursuant to the Offer. To the knowledge of management of Descartes, after reasonable enquiry, no person named under "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer; Ownership of Securities of Descartes" has any commitment to acquire Debentures or Shares. Employees and directors of Descartes may, if eligible, participate in and acquire Shares pursuant to the employee stock option plan and employee share purchase plan of Descartes.

      CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS. Other than as described in the Offer, there are no contracts, arrangements or understandings, formal or informal, between the Company and any holder of securities of Descartes with respect to the Offer or any person with respect to any security of Descartes in relation to the Offer.

      The Significant Debentureholder has agreed, pursuant to a commitment agreement dated as of May 12, 2003 (the "Commitment Agreement") with Descartes to deposit under the Debenture Offer, within five days of the date of the Debenture Offer, U.S.$30,856,500 aggregate principal amount of Debentures, representing approximately 43% of the aggregate principal amount of outstanding Debentures, at a purchase price of U.S.$950 plus the amount of accrued interest for each U.S.$1,000 principal amount of Debentures. Under the Commitment Agreement, the Significant Debentureholder may terminate its obligations if: (i) the Significant Debentureholder's Debentures deposited under the Debenture Offer have not been taken up and paid for on or before the date the Debentures, other than the Significant Debentureholder's Debentures, are taken up and paid for under the Debenture Offer, and on or before the expiry of ten days after the expiry of the Debenture Offer; (ii) the Debenture Offer is withdrawn; or (iii) in the event that a Change of Control (as defined in the Trust Indenture pursuant to which the Debentures were created and issued) is publicly announced prior to the date of take-up and payment of the Significant Debentureholder's Debentures under the Debenture Offer. The Commitment Agreement shall terminate if the Debentures deposited under the Debenture Offer are not taken up and paid for prior to August 7, 2003. Other than the Commitment Agreement, there are no contracts, arrangements or understandings, formal or informal, between the Company and any holder of securities of Descartes with respect to the Debenture Offer or any person with respect to any security of Descartes in relation to the Debenture Offer.

14.   INCOME TAX CONSIDERATIONS

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      Descartes has been advised by Blake, Cassels & Graydon LLP that the following summary generally describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who holds such Shares as capital property, is not affiliated with Descartes and deals at arm's length with Descartes, all within the meaning of the Tax Act. Certain Shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Shares as capital property. This summary is not applicable to a Shareholder which is a "financial institution" as defined in the Tax Act for the purposes of the mark-to-market rules. Special rules which are not discussed in this summary may apply to non-resident insurers carrying on an insurance business in Canada and elsewhere. Shareholders to whom such rules apply should consult their own tax advisers.

      Depending upon all of the circumstances, including the date of issue of a Share, the date of acquisition of a Share by a Shareholder that is a "specified financial institution" or a "restricted financial institution" for the purposes of the Tax Act and the extent of holdings of Shares by such a Shareholder and persons with whom the Shareholder does not deal at arm's length, the Offer may cause a Share to be treated as a "term preferred share" for the purposes of the Tax Act in respect of the sale of the Share to Descartes pursuant to the Offer. This summary is not applicable to a Shareholder which is a "specified financial institution" or "restricted financial institution" as defined in the Tax Act, and such Shareholders are urged to consult their own tax advisers.

      The summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and the current administrative policies and assessing practices of the Canada Customs and Revenue Agency. There is no certainty that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATION IS MADE WITH RESPECT TO CANADIAN TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE CANADIAN TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

      This summary assumes that the paid-up capital for purposes of the Tax Act of each Share will exceed the amount paid by Descartes for each Share under the Offer. This summary also assumes that the Shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX and the Nasdaq National Market).

      For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars; each amount denominated in U.S. dollars must be converted into Canadian dollars based on the Canada/U.S. currency exchange rate prevailing at the time the particular amount arises. A Shareholder who requests payment in U.S. dollars will be considered to have received, in exchange for such Shareholder's Shares, a Canadian dollar amount equal to the Purchase Price without regard to the Canadian dollar equivalent of the U.S. dollar amount received.

RESIDENTS OF CANADA
-------------------
      This part of the summary applies to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act and any relevant tax treaty or convention.

      Shareholders who sell Shares to Descartes pursuant to the Offer will not be deemed to receive a taxable dividend as result of the sale provided the paid-up capital of each Share, for purposes of the Tax Act, exceeds the amount paid for each Share under the Offer, expressed in Canadian dollars. Descartes believes that the paid-up capital of each Share for purposes of the Tax Act exceeds the maximum amount payable per Share under the Offer.

      A Shareholder will realize a capital gain (or capital loss) on disposition of a Share sold to Descartes pursuant to the Offer equal to the amount by which the purchase price paid by Descartes for such Share exceeds (or is less than) the aggregate of the adjusted cost base to the Shareholder of such Share and any reasonable costs of disposition. In general, a capital loss otherwise arising on the disposition of a Share by a corporation may be reduced by the amount of dividends previously received or deemed to have been received thereon, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation, partnership or trust is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer. A Shareholder will be required to include one-half of the amount of any resulting capital gain in income as a taxable capital gain, and may generally deduct one-half of the amount of any resulting capital loss against taxable capital gains realized in the year of disposition, in any of the three preceding years or in any following year, to the extent and under the circumstances described in the Tax Act. In certain circumstances, such as where a Shareholder (or person affiliated with the Shareholder for purposes of the Tax Act) acquires other Shares during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Shares, the Shareholder's loss from the disposition may be deemed to be nil.

      Individual Shareholders who realize a capital gain as a result of a sale of Shares under the Offer should consult their own tax advisers with respect to the "alternative minimum tax" rules set out in the Tax Act. A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends that are deductible in computing taxable income).

NON-RESIDENTS OF CANADA
-----------------------
      This part of the summary applies to Shareholders who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, are not resident nor deemed to be resident in Canada, who do not use or hold and are not deemed to use or hold such Shares in connection with carrying on a business in Canada and to whom such shares are not taxable Canadian property ("a non-resident Shareholder").

      Shares will generally not be taxable Canadian property to a non-resident Shareholder provided the non-resident Shareholder, either alone or together with persons with whom the non-resident Shareholder does not deal at arm's length, has not at any time within the 60-month period immediately preceding the disposition owned 25% or more of the issued shares of any class or series of the capital stock of Descartes, has not previously been resident in Canada and elected under the Tax Act to treat the Shares as taxable Canadian property and has not acquired the Shares in a tax deferred transaction for purposes of the Tax Act.

      Under the Tax Act, a non-resident Shareholder will not be subject to tax in respect of any capital gain (and will not be entitled to deduct any capital loss) realized on the disposition of Shares sold to Descartes pursuant to the Offer.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

      The Company has been advised by Testa, Hurwitz & Thibeault, LLP that the following general summary (exclusive of statements attributed to the Company) describes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Shares to the Company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). Except as specifically noted below, this summary does not address any tax consequences applicable under proposed legislation.

      This summary is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to Shareholders that are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, Shareholders that hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, Shareholders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time during the five-year period ending on the date the Shareholder sells the Shares pursuant to the Offer, Shareholders who acquired their Shares in connection with a stock option plan or in any other compensatory transaction, and Shareholders that do not hold the Shares as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Code). Shareholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisers.

      In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any Shareholder, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

      THIS SUMMARY IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

      Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A "U.S. Holder" is a Shareholder that is:

o an individual who is a citizen or resident of the United States for federal income tax purposes;
o a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;
o an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or
o a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration, and (b) one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions.

      The tax treatment of a partner in a partnership may depend on both the partnership's and the partner's status. Partnerships tendering Shares and persons holding beneficial interests in Shares through a partnership are urged to consult their own tax advisers.

U.S. HOLDERS WHO RECEIVE CASH PURSUANT TO THE OFFER
---------------------------------------------------

      For United States federal income tax purposes, if a U.S. Holder tenders and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a "sale or exchange" of the Shares by such U.S. Holder or as "distribution" by the Company in respect of such U.S. Holder's Shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder's particular circumstances.

      SALE OR EXCHANGE OF SHARES. Under Section 302 of the Code, a U.S. Holder whose Shares are tendered and sold for cash pursuant to the Offer will be treated as having engaged in a "sale or exchange" of such Shares, and thus will recognize gain or loss, if the transaction (i) has the effect of a "substantially disproportionate" distribution by the Company with respect to such U.S. Holder, (ii) results in "complete termination" of such Holder's equity interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the U.S. Holder. These tests (the "Section 302 tests") are explained more fully below.

     CONSTRUCTIVE OWNERSHIP OF SHARES. In determining whether any of the Section 302 tests is satisfied, a U.S. Holder must take into account not only Shares actually owned by the U.S. Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318, a U.S. Holder may constructively own Shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any Shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

     THE SECTION 302 TESTS. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution.

     (a) "SUBSTANTIALLY DISPROPORTIONATE" TEST. The receipt of cash by a U.S. Holder will have the effect of a "substantially disproportionate" distribution by the Company with respect to the U.S. Holder if the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). U.S. Holders should consult their tax advisers concerning the application of the substantially disproportionate test to their particular circumstances.
     (b) "COMPLETE TERMINATION" TEST. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder's equity interest in the Company if either (i) all of the Shares actually and constructively owned by the U.S. Holder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the U.S. Holder are sold pursuant to the Offer and the U.S. Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the U.S. Holder in accordance with the procedures described in
          Section 302(c)(2) of the Code.
     (c) "NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND" TEST. The receipt of cash by a U.S. Holder will generally be treated as "not essentially equivalent to a dividend" if the U.S. Holder's sale of Shares pursuant to the Offer results in a meaningful reduction of the U.S. Holder's proportionate interest in the Company. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder's particular facts and circumstances. In the case of a U.S. Holder holding a small minority interest in the Company's Shares, it is possible that even a small reduction in such interest may be treated as a "meaningful reduction," and thus may satisfy the "not essentially equivalent to a dividend" test.

     Under certain circumstances, it may be possible for a depositing U.S. Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the U.S. Holder but that are not purchased pursuant to the Offer. Correspondingly, a U.S. Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the U.S. Holder or by a related party whose shares are constructively owned by the U.S. Holder. U.S. Holders should consult their tax advisers regarding the consequences of such sales or acquisitions in their particular circumstances.

     If the Offer is over-subscribed, the Company's purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a U.S. Holder are deposited, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the U.S. Holder's ability to satisfy one of the Section 302 tests described above.

     TAX TREATMENT OF A "SALE OR EXCHANGE" OF SHARES. If a U.S. Holder is treated as having engaged in a "sale or exchange" of such U.S. Holder's shares under any of the tests described above, such U.S. Holder will recognize gain or loss equal to the difference between the amount realized by such U.S. Holder (taking into account certain currency adjustments, as discussed below, and before any withholding tax) and such U.S. Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss if the Shares are held as a capital asset, and such capital gain or loss will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale.

     DISTRIBUTION IN RESPECT OF SHARES. If a U.S. Holder who sells Shares pursuant to the Offer is not treated under Section 302 of the Code as having engaged in a "sale or exchange" of such U.S. Holder's Shares, then the amount realized (taking into account certain currency adjustments, as discussed below, and before any withholding tax) by a U.S. Holder will be treated as a distribution by the Company in respect of such U.S. Holder's Shares.

     TAX TREATMENT OF A DISTRIBUTION IN RESPECT OF SHARES. For United States federal income tax purposes, a distribution by the Company to a U.S. Holder in respect of such U.S. Holder's Shares generally will be treated as follows:

o First, as a dividend to the extent such distribution is out of either the Company's "current earnings and profits" or "accumulated earnings and profits," the United States federal income tax consequences of which are as described below;

o Second, as a tax-free return of capital, to the extent of the U.S. Holder's tax basis in its Shares held as of the consummation of the Offer (including Shares not tendered and sold pursuant to the Offer);

o Thereafter, as gain from the sale or exchange of Shares. Such gain will be capital gain if the Shares are held as a capital asset, and such capital gain will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange.

     DETERMINATION OF EARNINGS AND PROFITS. Accumulated earnings and profits for the fiscal year that includes the date of the consummation of the Offer are comparable to the Company's net taxable income (determined based on U.S. tax principles, with certain adjustments) on a cumulative basis for all periods from the Company's inception through Company's fiscal year ending prior to the fiscal year that includes the Offer. The Company does not believe that it has any accumulated earnings and profits for the period from the Company's inception through its fiscal year ending January 31, 2003.

     Current earnings and profits for any fiscal year is determined as of the end of such year, and is comparable to the Company's taxable income for such year (determined based on U.S. tax principles, with certain adjustments). Because the Company's current earnings and profits are dependent on a number of factors, including the amount of gross income and expenses during the year, there can be no assurance that the Company will not have any current earnings and profits for the year ending January 31, 2004. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its current earnings and profits for the year ending January 31, 2004. However, to the extent that any distribution by the Company may be treated as a dividend for United States federal income tax purposes, appropriate reporting documentation will be sent to U.S. Holders.

     BASIS IN REMAINING SHARES. If, with respect to a U.S. Holder, the tender and sale of Shares pursuant to the Offer is treated as a distribution by the Company with respect to such U.S. Holder's Shares, such U.S. Holder's tax basis in its remaining Shares generally will be increased by such U.S. Holder's tax basis in the Shares tendered and sold pursuant to the Offer and will be decreased by the portion of such U.S. Holder's proceeds from the Offer that are treated as a tax-free return of capital.

     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF A DIVIDEND. The receipt by a U.S. Holder of a dividend generally will be treated as ordinary income. However, under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") which was enacted into law as of May 28, 2003, for U.S. Holders who are not corporations the receipt of a dividend may be taxable as an item of "net capital gain" rather than taxable as ordinary income. As a result, dividends received by U.S. persons other than corporations generally will be taxed at the same tax rate as net capital gains. To qualify for this special treatment, the dividend must be received by the U.S. Holder in a tax year of the U.S. Holder beginning after December 31, 2002. In addition, the U.S. Holder must (1) have held the shares with respect to which the dividends were paid for more than 60 days during the 120 day period beginning on the date that is 60 days before the date on which the shares become ex-dividend with respect to such dividend and
(2) not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar property. Any loss realized by an individual on the sale or exchange of a share of stock with respect to which the individual received an "extraordinary dividend" (within the meaning of Section 1059(c) of the Code) subject to the reduced rate of tax shall be treated, to the extent of such dividend, as a long-term capital loss The reduced rate of tax will not apply to all dividends, however. For example, the reduced rate of tax is not applicable to a dividend paid by a corporation incorporated outside of the United States if that corporation is a passive foreign investment company (see discussion below). In addition, the reduced rate of tax is also not applicable if the U.S. Holder elects to treat such dividend as "investment income" for purposes of Section 163(d)(4) of the Code.

     Since the Company is not a U.S. domestic corporation, dividends received by a corporate U.S. Holder will not be eligible for the dividends received deduction under Section 243 of the Code.

     PROPOSED REGULATIONS. Under proposed regulations, if a corporation redeems its stock from a shareholder and such transaction is treated as a distribution (rather than a sale or exchange) to such shareholder, then the shareholder's tax basis in the redeemed shares, after certain adjustments, would result in a loss rather than be added to the shareholder's basis in its remaining shares in the corporation. Such proposed regulations are effective for transactions occurring after the date on which such regulations are finalized.

     IN VIEW OF THE UNCERTAINTY OF THE UNITED STATES FEDERAL INCOME TAX TREATMENT TO U.S. HOLDERS WHO PARTICIPATE IN THE OFFER, U.S. HOLDERS WHO ARE DESIROUS OF DISPOSING OF ANY OR ALL OF THEIR SHARES MAY WISH TO CONSIDER SELLING THEIR SHARES IN THE MARKET RATHER THAN PURSUANT TO THE OFFER. U.S. HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISERS TO DETERMINE THE TAX CONSEQUENCES ARISING FROM PARTICIPATION IN THE OFFER.

PASSIVE FOREIGN INVESTMENT COMPANIES

     The rules governing "passive foreign investment companies" ("PFICs") can have significant adverse tax effects on U.S. persons treated as owning stock or other equity interests in the Company. Some, but not all, of the potential adverse consequences under the PFIC rules are summarized in general terms below, and Shareholders in the Company should consult their tax advisers in order to consider these and other consequences in their particular circumstances under the PFIC rules.

     A foreign corporation such as the Company generally is classified as a PFIC if, for any taxable year, either:

     o 75% or more of its gross income constitutes "passive income" (generally, interest, dividends, and certain types of gains, rents, and royalties) (the "Income Test"), or

     o the "average percentage of assets . . . held by such corporation during the taxable year" which constitute "passive assets" (generally, assets that produce passive income or are held for the production of such income) is at least 50% (the "Assets Test").

     Under proposed Treasury regulations, if a U.S. person has any equity interest in a PFIC, including an option to acquire shares of a PFIC, such U.S. person is treated for certain purposes as owning shares of a PFIC ("PFIC equity interests"). PFIC equity interests held by a U.S. person will be treated as stock in a PFIC if, at any time during the holding period of such U.S. person, the Company was a PFIC. FOR THIS REASON, IT IS POSSIBLE THAT U.S. PERSONS WHO ARE SHAREHOLDERS IN THE COMPANY, MAY SUFFER CERTAIN ADVERSE U.S. TAX CONSEQUENCES IF THE COMPANY WAS A PFIC FOR ANY TAXABLE YEAR DURING ANY PART OF WHICH SUCH PERSONS HELD THEIR INVESTMENTS IN THE COMPANY. Accordingly, U.S. Holders should consider such potential adverse consequences in determining whether to sell Shares pursuant to the Offer.

     Under the PFIC rules, a penalty tax may be imposed on any U.S. person treated as owning a PFIC equity interest when that person receives an "excess distribution" with respect to such PFIC equity interest or disposes of such PFIC equity interest at a gain. In general, the penalty tax is equivalent to U.S. federal income tax imposed AT ORDINARY INCOME TAX RATES and calculated as if any gain on that sale were realized (or the excess distribution were made) ratably over the holding period of the PFIC equity interest (with the tax attributable to prior years calculated as if the maximum ordinary income tax rates during such years were applicable), plus an interest charge imposed with respect to those taxes deemed to be attributable to prior years.

     Determining whether a foreign corporation is a PFIC under either the Income Test or the Assets Test generally requires an annual factual determination of its proportions of passive income and passive assets in relation to its total income and assets, respectively, under the PFIC rules. A determination of the Company's PFIC status will depend upon the nature and sources of the Company's income and the relative values of the Company's passive assets, such as cash, and of its non-passive assets, including goodwill related to its non-passive assets, during the year. A special rule in the Code provides that, under specified circumstances, certain investments in stock of U.S. corporations made by a qualifying U.S. subsidiary of the foreign corporation will generally be treated as non-passive for purposes of applying these rules. The U.S. Internal Revenue Service ("IRS") has indicated in an IRS Notice that in applying the Assets Test it will take the position that "the average value of the assets for the taxable year of the foreign corporation will be the average of the fair market values of the assets determined as of the end of each quarterly period" during such taxable year. There is legislative history indicating that, in applying the PFIC rules, "it is intended that the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." Assuming the use of this method in applying the PFIC rules with respect to the Company, the total value of the Company's assets for purposes of determining its PFIC status would be largely a function of the trading price of its shares, and thus subject to significant change during each year.

     CERTAIN PFIC ELECTIONS AVAILABLE UNDER CERTAIN CONDITIONS TO U.S. STOCKHOLDERS. If the Company were classified as a PFIC, a U.S. person actually owning stock in the Company could, subject to certain conditions, elect to treat such stock as stock in a "qualified electing fund" (a "QEF Election"), in which case such stockholder would be required to include in current U.S. taxable income a proportionate share of the Company's earnings and profits in years in which the Company is classified as a PFIC, but under certain conditions any gain subsequently recognized upon the sale of Company stock by such U.S. stockholder generally may be taxed as capital gain. Alternatively, a U.S. stockholder of the Company could make an election (a "Mark-to-Market Election") pursuant to which such stockholder would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of such stockholder's shares in the Company and such stockholder's adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the Mark-to-Market Election. The Company does not undertake to provide stockholders with the necessary information to make a QEF Election or Mark-to-Market Election. U.S. persons should consult with their own tax advisers regarding the availability, consequences, advisability, and manner of making either the QEF Election or the Mark-to-Market Election if the Company is treated as a PFIC.

     The Company does not believe that it was a PFIC for its taxable year ending on January 31, 2003. PFIC status is determined as of the end of each taxable year, and is dependent on a number of factors, including the value and composition of a corporation's assets and the amount and type of gross income during the year. In addition, changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other years. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any other period. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

     IN VIEW OF THE COMPLEXITY OF THE PFIC RULES AND THE LACK OF GUIDANCE AS TO THEIR POTENTIAL APPLICATION TO A DISPOSITION OF SHARES, U.S. HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE PFIC RULES TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER. U.S. STOCKHOLDERS AND ALL OTHER U.S. PERSONS TREATED AS OWNING EQUITY INTERESTS IN THE COMPANY SHOULD SIMILARLY CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE PFIC AND OTHER U.S. TAX RULES APPLICABLE WITH RESPECT TO STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY.

CURRENCY TRANSLATION
--------------------

     In the case of a U.S. Holder using the cash method of accounting ("a cash basis U.S. Holder") who receives payment in Canadian dollars, the amount realized from the tender and sale of Shares for Canadian dollars pursuant to the Offer will be equal to the U.S. dollar value of such Canadian dollars determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made to the Depositary. The amount realized in the case of a cash basis U.S. Holder who elects to receive U.S. dollars will equal the amount received by such U.S. Holder in U.S. dollars. In the case of a U.S. Holder using the accrual method of accounting (an "accrual basis U.S. Holder"), the amount realized for United States federal income tax purposes will equal the U.S. dollar value of the Canadian dollars to which such U.S. Holder becomes entitled on the date its Shares are accepted for purchase by the Company, determined at the relevant spot exchange rate in effect on that date. An accrual basis U.S. Holder may elect to be treated as a cash basis U.S. Holder for purposes of applying the foreign exchange translation rules described herein, in which case the relevant spot exchange rate would be the rate in effect on the date payment is made to the Depositary. Such election must be applied consistently from year to year and may not be revoked without the consent of the IRS. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder determines its amount realized for United States federal income tax purposes to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

FOREIGN TAX CREDIT
------------------

     Any withholding tax imposed by Canada with respect to the proceeds from the tender and sale of Shares pursuant to the Offer may be treated as a foreign tax eligible for credit against such U.S. Holder's United States federal income tax, subject to applicable limitations on the use of foreign tax credits. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitations and other rules in their particular situations.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING
----------------------------------------------------------

     U.S. Holders that do not appropriately complete the substitute Form W-9 as included in the Letter of Transmittal may be subject to United States "backup withholding tax" with respect to payments made to them. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the Internal Revenue Service.

THE FOREGOING GENERAL SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO U.S. HOLDERS PARTICIPATING IN THE OFFER, AND IT DOES NOT DESCRIBE ANY OTHER U.S. FEDERAL, ANY U.S. STATE AND LOCAL, OR ANY NON-U.S. TAX CONSIDERATIONS. AS INDICATED, THE SUMMARY IS NOT INTENDED TO CONSTITUTE TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.

15.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Shares are registered under the Exchange Act which requires, among other things, that Descartes furnish certain information to the SEC. Descartes believes that the purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under Section 12(g) of the Exchange Act.

     The Shares are currently "margin securities" under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Descartes believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board's margin regulations.

     Descartes is not aware of any license or regulatory permit that is material to Descartes' business that might be adversely affected by Descartes' acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by Descartes pursuant to the Offer other than as outlined in this Section. Descartes has filed with various Canadian securities regulators an application seeking exemptive relief from the proportionate take-up and valuation requirements under provincial securities legislation with respect to the Offer. Descartes anticipates receiving an order granting the necessary relief prior to the Expiration Date. Should any such approval or other action be required, Descartes currently contemplates that such approval or other action will be sought. Descartes cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Descartes' business. Descartes' obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5, "Certain Conditions of the Offer".

16.  PRIOR VALUATIONS

     To the knowledge of the directors and officers of Descartes after reasonable inquiry, no material appraisal or valuation regarding Descartes, its securities or its material assets has been prepared within the two years preceding the date hereof.

17.  SOURCE AND AMOUNT OF FUNDS

     The cash consideration for the Offer will be a maximum of $44,575,300 assuming a maximum of 11,578,000 Shares are purchased, disregarding any effects of rounding to the nearest whole Share in the event that deposits of Shares under the Offer are prorated as described in Section 1, "Number of Shares; Proration". This cash consideration, together with any related fees and expenses, will be financed by cash, cash equivalents and/or marketable securities currently held by Descartes.

18.  DEPOSITARY

     Descartes has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates representing Shares delivered pursuant to the procedures for guaranteed delivery set forth in Section 2 of the Offer, "Procedure for Depositing Shares"; (iii) the receipt from Descartes of cash to be paid in consideration of the Shares acquired by Descartes under the Offer, as agent for the depositing Shareholders; and (iv) the transmittal of such cash to the depositing Shareholders as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of the Company.

19.  FINANCIAL ADVISERS

     Credit Suisse First Boston Canada Inc. ("CSFB") and Griffiths McBurney & Partners ("GMP") have been retained by Descartes to act as its financial advisers on various aspects of the Offer, including the structure and terms of the Offer. CSFB and its U.S. broker-dealer affiliate, Credit Suisse First Boston LLC, will act as Canadian and U.S. Dealer Managers, respectively, for the Offer. GMP will be a member of the Canadian soliciting dealer group for the Offer. GMP has also provided a liquidity opinion in connection with the Offer, a copy of which is attached hereto as Schedule "A" (the "Liquidity Opinion"). See Section 11, "Valuation Exemption".

     CSFB and GMP have also been retained by Descartes to act as its financial advisers on various aspects of the Debenture Offer, including the structure and terms of the Debenture Offer. In addition, Credit Suisse First Boston LLC, the U.S. broker-dealer affiliate of CSFB, will act as U.S. Dealer Manager for the Debenture Offer and GMP will act as Canadian Dealer Manager for the Debenture Offer. GMP has provided an opinion on the value of the convertibility feature of the Debentures and the basis upon which the Debentures trade (the "Debenture Opinion").

     In the two year period prior to the date of this Offer to Purchase, CSFB acted as financial adviser to Descartes in connection with Descartes' acquisition of all of the outstanding shares of TranSettlements, Inc. in June 2001 and all of the outstanding shares of Centricity, Inc. in July 2001.

     In the two year period prior to the date of this Offer to Purchase, GMP acted as broker appointed by Descartes for the purpose of purchases of Debentures made pursuant to a normal course issuer bid and, together with its U.S. broker-dealer affiliate, Griffiths McBurney & Partners Corp., as dealer managers for the substantial issuer bid for Debentures of Descartes dated August 1, 2002. Prior thereto, GMP acted as lead underwriter on other financings by Descartes including lead underwriter in connection with a public offering of Shares for gross proceeds of $192,000,000 completed on October 24, 2000 and the offering of the Debentures completed on June 30, 2000.

20.  FEES AND EXPENSES

     Descartes paid CSFB upon engagement a fee of U.S.$25,000 for strategic advisory services provided by it to Descartes, including an evaluation of the merits of making the Offer and the Debenture Offer. Descartes has also agreed to pay CSFB a work fee of U.S.$25,000 for financial advisory services provided in connection with the Offer, as well as a work fee of U.S.$25,000 for financial advisory services provided on the Debenture Offer. Success fees are also payable to CSFB in respect of the Offer and the Debenture Offer. A success fee of up to U.S.$56,250 is payable in such proportion as the aggregate number of Shares acquired by Descartes under the Offer bears to the 11,578,000 Shares which Descartes has offered to acquire under the Offer. A success fee of up to U.S.$106,250 is payable in such proportion as the aggregate principal amount of Debentures acquired by Descartes under the Debenture Offer bears to the U.S.$45,000,000 aggregate principal amount of Debentures which Descartes has offered to acquire under the Debenture Offer. The success fees payable under the Offer and the Debenture Offer are payable to CSFB upon completion or termination of the Offer and the Debenture Offer.

     Descartes paid GMP upon engagement a fee of U.S.$25,000 for strategic advisory services provided by it to Descartes, including an evaluation of the merits of making the Offer and the Debenture Offer. Descartes has also agreed to pay GMP U.S.$37,500 upon delivery of the Debenture Opinion and U.S.$37,500 upon delivery of the Liquidity Opinion. Descartes has agreed to pay a further fee to GMP of U.S. $56,250 upon the earlier of (i) completion or termination of the Offer and (ii) the termination of the engagement of GMP by Descartes. A further fee of U.S. $106,250 is payable by Descartes to GMP in connection with the Debenture Offer on the same terms.

     Descartes has also agreed to reimburse CSFB and GMP for certain reasonable out-of-pocket expenses incurred in connection with the Offer and the Debenture Offer and to indemnify CSFB and GMP and their respective affiliates against certain liabilities, including certain liabilities under securities legislation.

     The Depositary will receive reasonable and customary compensation for its respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities legislation.

     The Information Agent, D.F. King & Co., Inc., will receive customary compensation for its information agency services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities legislation.

     Descartes will not pay any fees or commissions to any broker or dealer or any other person (other than CSFB and GMP) for soliciting deposits of Shares pursuant to the Offer or deposits of Debentures under the Debenture Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Descartes for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     Descartes expects to incur expenses of approximately U.S.$500,000 in connection with the Offer, including financial advisory fees, legal fees, accounting fees, filing fees and printing expenses.

21.  STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

22.  NOTICE

     Any notice to be given by Descartes or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the debenture registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders and (ii) an interruption of mail service in Canada following mailing. In the event of an interruption of mail service following mailing, Descartes will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which Descartes or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a public announcement and if it is published once in an English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the province of Quebec.

23.  OTHER TERMS

     No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Descartes other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

     The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

     The Offer is not being made to nor will deposits of Shares be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Descartes may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

24.  ADDITIONAL INFORMATION

     Descartes is subject to the information and reporting requirements of the securities regulatory authorities of the provinces of Canada relating to its business, financial condition and other matters. The Company will file copies of this Offer to Purchase and other material with such securities regulatory authorities, copies of which may be accessed electronically by means of such authorities' website on the Internet at WWW.SEDAR.COM.

     Descartes is also subject to the information and reporting requirements of the SEC relating to its business, financial condition and other matters. The Company will file an Issuer Tender Offer Statement on Schedule 13E-4F with the SEC. Such material and other information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such material may also be accessed electronically by means of the SEC's website on the Internet at www.sec.gov.

25.  RECENT DEVELOPMENTS

     On May 6, 2003, Descartes announced its preliminary financial results for the three months ended April 30, 2003. Descartes announced that, based on preliminary information, total revenues for the period were expected to be approximately U.S.$14.0 to U.S.$14.4 million, representing a decline of approximately 15 percent when compared to total revenues of U.S.$16.8 million in the three months ended April 30, 2002.

     Descartes also announced that it would implement a downsizing of its global operations by approximately 130 employees and that it is expected that the total annualized expense reduction of the downsizing would be U.S.$13.0 million once completed and that it would record restructuring and other nonrecurring charges of approximately U.S.$12.5 to U.S.$13.5 million.

     Descartes also announced that concurrent with Descartes' downsizing initiatives, the Board of Directors of Descartes would undertake a series of corporate governance initiatives. The first of these is to separate the positions of chairman and chief executive officer, providing for the desired separation of management from the board of directors, effective as of May 6, 2003. Second, commencing with the reporting of its financial results for the three months ended April 30, 2003, the Company will no longer refer to non-GAAP financial measures in reporting its earnings (losses). Finally, the Board of Directors has established a corporate governance committee with the objective of developing recommendations on further initiatives aimed at enhancing the effectiveness of the Board of Directors.

     On May 15, 2003, Descartes announced that it had completed employee communications related to the downsizing of its global operations and that its vice chairman and its executive vice president, Corporate Development, had departed from the Company.

     On the date hereof, a wholly-owned subsidiary of Descartes has made the Debenture Offer, pursuant to which it has offered to purchase up to U.S.$45,000,000 aggregate principal amount of Debentures at a purchase price of U.S.$950 for each U.S.$1,000 of principal amount of Debentures plus any accrued and unpaid interest. Shareholders should review the Debenture Offer for the full terms and conditions thereof. Descartes will provide to each Shareholder, upon request, a copy of the Debenture Offer in the manner described under Section 9, "Certain Information Concerning Descartes". A copy of the Debenture Offer may also be obtained by contacting the Depositary at the contact numbers set forth on the back cover of this Offer to Purchase, the SEC in the manner described under Section 24, "Additional Information" or by accessing the websites described under Section 24, "Additional Information".

     The Company expects to hold its annual meeting of Shareholders in or about mid-July 2003 and to mail to Shareholders its management information circular and proxy-related material in respect of such meeting, together with the Company's Annual Report for the fiscal year ended January 31, 2003 (which will contain the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2003) in or about mid-June 2003.

26. SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following is the summary historical consolidated financial information and unaudited pro forma consolidated financial statements of Descartes for the years indicated. The unaudited pro forma consolidated financial statements are provided to illustrate the financial impact of the purchase for cash of 11,578,000 Shares at the maximum price of $3.85 (U.S.$2.52) per Share under the Offer. Additional pro forma adjustments are also provided to illustrate the impact of the purchase of Debentures pursuant to the Debenture Offer, assuming the purchase of the maximum aggregate principal amount of the Debentures of U.S.$45,000,000 on the dates indicated.

THE DESCARTES SYSTEMS GROUP INC.
HISTORICAL CONSOLIDATED BALANCE SHEETS
(US dollars in thousands, except per share amounts; US GAAP)

------------------------------------------------------------------------------------------------
                                                         JANUARY 31, 2003       JANUARY 31, 2002
                                                           (UNAUDITED)
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                  21,195                 36,101
   Marketable securities                                       8,521                 82,485
   Accounts receivable
      Trade                                                   14,036                 18,434
      Other                                                    2,819                  7,540
   Prepaid expenses and other                                  3,020                  4,220
------------------------------------------------------------------------------------------------
                                                              49,591                148,780
MARKETABLE SECURITIES                                        144,386                 82,444
CAPITAL ASSETS                                                12,151                 10,261
LONG-TERM INVESTMENTS                                          3,300                  3,250
GOODWILL                                                      17,603                103,456
INTANGIBLE ASSETS                                             13,606                 37,967
DEFERRED CHARGES                                               1,638                  2,364
------------------------------------------------------------------------------------------------
                                                             242,275                388,522
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                            3,964                  3,376
   Accrued liabilities                                         8,673                 10,428
   Deferred revenue                                            2,923                  5,616
------------------------------------------------------------------------------------------------
                                                              15,560                 19,420
CONVERTIBLE DEBENTURES                                        71,995                 73,500
------------------------------------------------------------------------------------------------
                                                              87,555                 92,920
------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common shares
      Authorized  - Unlimited
      Issued  - 52,224,511 (January 31, 2002 - 52,229,333)   468,618                468,445
   Additional paid-in capital                                  5,201                  5,201
   Unearned deferred compensation                               (690)                (1,157)
   Accumulated other comprehensive loss                       (1,506)                  (200)
   Accumulated deficit                                      (316,903)              (176,687)
------------------------------------------------------------------------------------------------
                                                             154,720                295,602
------------------------------------------------------------------------------------------------
                                                             242,275                388,522

SHAREHOLDERS' EQUITY PER SHARE                                  2.96                   5.66
------------------------------------------------------------------------------------------------

THE DESCARTES SYSTEMS GROUP INC.
HISTORICAL CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP)

---------------------------------------------------------------------------------------------------------------------
                                                                            YEAR ENDED JANUARY 31,
                                                          -----------------------------------------------------------
                                                               2003                   2002                   2001
                                                           (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------
REVENUES
   License and network                                        59,311                 67,256                 52,221
   Service and maintenance                                    11,072                 12,266                 14,428
---------------------------------------------------------------------------------------------------------------------
                                                              70,383                 79,522                 66,649
---------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
   Cost of license and network                                16,573                 16,223                 10,256
   Cost of service and maintenance                            10,058                 11,478                 11,915
   Sales and marketing                                        29,943                 29,543                 23,008
   Research and development                                   15,223                 25,385                 16,189
   General and administrative                                 12,895                 10,751                  8,618
   Amortization of goodwill                                        -                 24,521                 11,291
   Amortization of intangible assets                          10,100                  8,039                  2,924
   Impairment of goodwill                                     86,689                      -                      -
   Impairment of intangible assets                            17,980                      -                      -
   Write-down of long-term investments                             -                  9,783                      -
   Purchased in-process research and development                   -                  4,500                 19,033
   Restructuring cost                                         11,712                  3,984                      -
---------------------------------------------------------------------------------------------------------------------
                                                             211,173                144,207                103,234
---------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                        (140,790)               (64,685)               (36,585)
---------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                                           (4,619)                (5,012)                (2,985)
   Investment income                                           6,493                 10,705                  8,254
---------------------------------------------------------------------------------------------------------------------
                                                               1,874                  5,693                  5,269
---------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES, MINORITY INTEREST
   AND EXTRAORDINARY ITEM                                   (138,916)               (58,992)               (31,316)

INCOME TAX RECOVERY (EXPENSE) - CURRENT                          362                    (78)                  (310)
---------------------------------------------------------------------------------------------------------------------
LOSS BEFORE MINORITY INTEREST AND EXTRAORDINARY ITEM        (138,554)               (59,070)               (31,626)

MINORITY INTEREST                                                448                      -                      -
---------------------------------------------------------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM                              (138,106)               (59,070)               (31,626)

EXTRAORDINARY ITEM
   Gain (loss) on purchase of convertible debentures
   (net of income taxes of nil)                                  (89)                   352                      -
---------------------------------------------------------------------------------------------------------------------
LOSS                                                        (138,195)               (58,718)               (31,626)
=====================================================================================================================
LOSS PER SHARE BEFORE EXTRAORDINARY ITEM
   Basic and diluted                                           (2.64)                 (1.16)                 (0.72)
=====================================================================================================================
LOSS PER SHARE AFTER EXTRAORDINARY ITEM
   Basic and diluted                                           (2.65)                 (1.15)                 (0.72)
=====================================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                              52,234                 50,858                 44,218
=====================================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
(US dollars in thousands, except per share amounts; US GAAP)

------------------------------------------------------------------------------------------------------------------------
                                             Pro Forma                              Pro Forma
                              Historical  Common Share               Pro Forma      Debenture               Pro Forma
                             January 31,      Purchase              January 31,      Purchase              January 31,
                                    2003   Adjustments                    2003    Adjustments                    2003
                             (unaudited)   (unaudited)   Notes      (unaudited)    (unaudited)    Notes    (unaudited)
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents      21,195         (500)  III A 1.        20,695           (710)   III B 1.      19,985
   Marketable securities           8,521                                 8,521                                  8,521
   Accounts receivable                                                       -                                      -
      Trade                       14,036                                14,036                                 14,036
      Other                        2,819                                 2,819                                  2,819
   Prepaid expenses and other      3,020                                 3,020                                  3,020
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                  49,591         (500)                  49,091           (710)                 48,381
MARKETABLE SECURITIES            144,386      (29,152)  III A 2.       115,234        (42,750)   III B 4.      72,484
CAPITAL ASSETS                    12,151                                12,151                                 12,151
LONG-TERM INVESTMENTS              3,300                                 3,300                                  3,300
GOODWILL                          17,603                                17,603                                 17,603
INTANGIBLE ASSETS                 13,606                                13,606                                 13,606
DEFERRED CHARGES                   1,638                                 1,638         (1,024)   III B 2.         614
------------------------------------------------------------------------------------------------------------------------
                                 242,275      (29,652)                 212,623        (44,484)                168,139
========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                3,964                                 3,964                                  3,964
   Accrued liabilities             8,673                                 8,673           (210)   III B 1.       8,463
   Deferred revenue                2,923                                 2,923                                  2,923
------------------------------------------------------------------------------------------------------------------------
                                  15,560           --                   15,560           (210)                 15,350
CONVERTIBLE DEBENTURES            71,995                                71,995        (45,000)   III B 3.      26,995
------------------------------------------------------------------------------------------------------------------------
                                  87,555           --                   87,555        (45,210)                 42,345
------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common shares
      Authorized - Unlimited
      Issued  - 52,224,511       468,618      (29,652)  III A 3.       438,966                                438,966
      Pro Forma Issued  -
        40,646,511
   Additional paid-in capital      5,201                                 5,201                                  5,201
   Unearned deferred                (690)                                 (690)                                  (690)
      compensation
   Accumulated other              (1,506)                               (1,506)                                (1,506)
      comprehensive loss
   Accumulated deficit          (316,903)                             (316,903)           726    III B 4.    (316,177)
------------------------------------------------------------------------------------------------------------------------
                                 154,720      (29,652)                 125,068            726                 125,794
------------------------------------------------------------------------------------------------------------------------
                                 242,275      (29,652)                 212,623        (44,484)                168,139
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY PER SHARE      2.96                                  2.39                                   3.09
========================================================================================================================

THE DESCARTES SYSTEMS GROUP INC.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP)

-------------------------------------------------------------------------------------------------------------------------------
                                       Historical        Pro Forma              Pro Forma     Pro Forma               Pro Forma
                                       Year Ended     Common Share             Year Ended     Debenture              Year Ended
                                       January 31,        Purchase             January 31,     Purchase              January 31,
                                             2003      Adjustments                   2003   Adjustments                    2003
                                        (unaudited)    (unaudited)    Notes   (unaudited)   (unaudited)    Notes    (unaudited)
-------------------------------------------------------------------------------------------------------------------------------
REVENUES
   License and network                     59,311                                  59,311                                59,311
   Service and maintenance                 11,072                                  11,072                                11,072
-------------------------------------------------------------------------------------------------------------------------------
                                           70,383                -                 70,383             -                  70,383
-------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
   Cost of license and network             16,573                                  16,573                                16,573
   Cost of service and maintenance         10,058                                  10,058                                10,058
   Sales and marketing                     29,943                                  29,943                                29,943
   Research and development                15,223                                  15,223                                15,223
   General and administrative              12,895                                  12,895                                12,895
   Amortization of goodwill                     -                                       -                                     -
   Amortization of intangible assets       10,100                                  10,100                                10,100
   Impairment of goodwill                  86,689                                  86,689                                86,689
   Impairment of intangible assets         17,980                                  17,980                                17,980
   Write-down of long-term investments          -                                       -                                     -
   Purchased in-process research and            -                                       -                                     -
     development
   Restructuring cost                      11,712                                  11,712                                11,712
-------------------------------------------------------------------------------------------------------------------------------
                                          211,173                -                211,173             -                 211,173
-------------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                     (140,790)               -               (140,790)            -                (140,790)
-------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
   Interest expense                        (4,619)                                 (4,619)        2,899    IV B 1.       (1,720)
   Investment income                        6,493             (830)   IV A 1.       5,663        (1,190)   IV B 2.        4,473
   Gain on purchase of
     debentures (Note I)                      (89)                                    (89)          303    IV B 3.          214
-------------------------------------------------------------------------------------------------------------------------------
                                            1,785             (830)                   955         2,012                   2,967
-------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND             (139,005)            (830)              (139,835)        2,012                (137,823)
MINORITY INTEREST

INCOME TAX RECOVERY (EXPENSE)-CURRENT         362                                     362                                   362
-------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE MINORITY INTEREST            (138,643)            (830)              (139,473)        2,012                (137,461)

MINORITY INTEREST                             448                                     448                                   448
-------------------------------------------------------------------------------------------------------------------------------

LOSS                                     (138,195)            (830)              (139,025)        2,012                (137,013)
-------------------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE
   Basic and diluted                       (2.65)                                   (3.42)                                (3.37)
-------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)           52,234                                  40,656                                40,656
-------------------------------------------------------------------------------------------------------------------------------

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (US DOLLARS; US GAAP)


I.   BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at January 31, 2003 and unaudited pro forma consolidated statement of operations for the year ended January 31, 2003 of Descartes have been prepared to illustrate the effect of the purchase for cash of 11,578,000 Shares at the maximum price of $3.85 (U.S.$2.52 as converted at the rate of exchange as at January 31, 2003) per Share, on the basis of assumptions described below. Additional pro forma adjustments are also provided to illustrate the effect of the purchase of up to an aggregate principal amount of approximately U.S.$45,000,000 of Debentures pursuant to the Debenture Offer, on the basis of assumptions described below.

The pro forma consolidated balance sheet and the pro forma consolidated statement of operations of Descartes have been prepared from and should be read in conjunction with the audited consolidated financial statements of Descartes for the year ended January 31, 2003 prepared in accordance with generally accepted accounting principles in the United States.

For the purposes of the pro forma statement of operations, gain on purchase of Debentures which was historically shown as an extraordinary item has been reclassified to other income (expense) in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

The unaudited pro forma consolidated balance sheet assumes that both the Offer and the Debenture Offer took place on January 31, 2003. The unaudited pro forma consolidated statement of operations assumes that both the Offer and the Debenture Offer took place on February 1, 2002.

The pro forma consolidated balance sheet and statement of operations do not necessarily indicate the actual financial condition and operating results that would have been achieved had both the Offer and the Debenture Offer been consummated on the dates indicated and should not be construed as indicative of the future financial condition or the results of operations of the Company.


II.  PRO FORMA ASSUMPTIONS

The pro forma financial statements assume that Descartes will purchase for cancellation, for cash, up to 11,578,000 Shares at a purchase price of not more than $3.85 and not less than $3.00 per Share. The pro forma financial statements give effect to the Offer assuming purchase for cancellation, for cash, of 11,578,000 Shares for the maximum purchase price of $3.85 (U.S.$2.52 as converted at the rate of exchange as at January 31, 2003).

Under the Debenture Offer, a wholly-owned subsidiary of Descartes has offered to purchase an aggregate principal amount of approximately U.S.$45,000,000 of Debentures at a price of U.S.$950 plus interest accrued to the date of the purchase per U.S.$1,000 principal amount of Debentures for a total price of U.S.$42,750,000 plus such interest. The pro forma financial statements assume that the maximum aggregate principal amount of U.S.$45,000,000 of Debentures are purchased at U.S.$950 plus interest accrued to the date of the purchase per U.S.$1000 principal amount on the dates indicated.


III. PRO FORMA ADJUSTMENTS - UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2003

The following provides a summary of the pro forma adjustments made in the accompanying pro forma balance sheet:

A.   PURCHASE OF SHARES

1. To reduce cash for estimated expenses directly related to the purchase of Shares ($0.5 million).

2. To reduce long-term marketable securities for the amount required to purchase the Shares ($29,152,000).
3. To reduce issued share capital with the cash required to purchase the Shares including purchase costs.


B.   PURCHASE OF DEBENTURES

1. To reduce cash for accrued interest to be paid ($0.2 million) and estimated expenses directly related to the purchase of Debentures ($0.5 million).
2.   To eliminate deferred issue costs of Debentures purchased ($1.0 million).
3. To reduce the convertible debenture liability for the face amount purchased ($45,000,000).
4. To record the gain (net of income taxes of nil) resulting from the purchase of Debentures as shown below in thousands of U.S. dollars:


     Face value purchased                                      45,000
     Elimination of deferred issue costs                       (1,024)
     Purchase expenses                                           (500)
     Purchase price                                           (42,750)
                                                           ----------
                                                                  726
                                                           ----------


IV. PRO FORMA ADJUSTMENTS - UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JANUARY 31, 2003

The following provides a summary of the pro forma adjustments made in the accompanying pro forma statement of operations:


A.   PURCHASE OF SHARES

1. To record loss of interest income due to the use of cash for the purchase of Shares ($0.8 million)

B.   PURCHASE OF DEBENTURES

1. To reduce interest expense by the amount attributable to Debentures purchased ($2.5 million) and the elimination of the amortization of the related deferred issue costs ($0.4 million).
2. To record loss of interest income due to the use of cash for the purchase of Debentures ($1.2 million).
3. To record the gain (net of income taxes of nil) resulting from the purchase of Debentures as shown below in thousands of U.S. dollars:

     Face value purchased                                      45,000
     Elimination of deferred issue costs                       (1,447)
     Purchase expenses                                           (500)
     Purchase price                                           (42,750)
                                                           ----------
                                                                  303
                                                           ----------

                              APPROVAL BY DESCARTES

     The contents of the Offer, as well as the sending, communication or delivery thereof to the Shareholders, has been approved by the Board of Directors of The Descartes Systems Group Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made nor does it contain any misrepresentation likely to affect the value or the market price of the Shares within the meaning of the SECURITIES ACT (Quebec).

DATED:  June 2, 2003


      (Signed) MANUEL PIETRA                         (Signed) COLLEY CLARKE
      Chief Executive Officer                  Executive Vice-President, Finance
                                                  and Chief Financial Officer

                       On behalf of the Board of Directors


      (Signed) PETER SCHWARTZ                         (Signed) CHRIS HEWAT
           Director and                                     Director
      Chairman of the Board





                    CONSENT OF GRIFFITHS MCBURNEY & PARTNERS

To:  The Directors of The Descartes Systems Group Inc.

     We consent to the inclusion of our name and reference to our opinion in the section titled "Valuation Exemption" in the Offer to Purchase dated June 2, 2003 made by The Descartes Systems Group Inc. to the holders of its Shares, and to the inclusion of the text of our opinion in Schedule "A" to the Offer to Purchase, which schedule is incorporated by reference in the Offer to Purchase.

June 2, 2003                              (Signed) GRIFFITHS MCBURNEY & PARTNERS





                     CONSENT OF BLAKE, CASSELS & GRAYDON LLP

To:  The Directors of The Descartes Systems Group Inc.

     We consent to the inclusion of our name and the reference to our discussion of certain Canadian federal income tax considerations in the section titled "Income Tax Considerations -- Canadian Federal Income Tax Considerations" in the Offer to Purchase dated June 2, 2003 made by The Descartes Systems Group Inc. to holders of its Shares.

June 2, 2003                               (Signed) BLAKE, CASSELS & GRAYDON LLP

                   CONSENT OF TESTA, HURWITZ & THIBEAULT, LLP

To:  The Directors of The Descartes Systems Group Inc.

     We consent to the inclusion of our name and the reference to our discussion of certain United States federal income tax matters in the section titled "Income Tax Considerations -- Certain United States Federal Income Tax Considerations" in the Offer to Purchase dated June 2, 2003 made by The Descartes Systems Group Inc. to the holders of its Shares.

June 2, 2003                            (Signed) TESTA, HURWITZ & THIBEAULT, LLP






                        CONSENT OF DELOITTE & TOUCHE LLP

To:  The Directors of The Descartes Systems Group Inc.

     We consent to the use of our report dated February 22, 2002 to the shareholders of The Descartes Systems Group Inc. ("Descartes") with respect to our audit, conducted in accordance with generally accepted auditing standards in the United States of America, of the consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America for the years ended January 31, 2002 and 2001 incorporated by reference in the Offer to Purchase Common Shares by Descartes dated June 2, 2003.

June 2, 2003                                      (Signed) DELOITTE & TOUCHE LLP
Kitchener, Ontario
Canada

                                  SCHEDULE "A"

                    OPINION OF GRIFFITHS MCBURNEY & PARTNERS

June 2, 2003

The Board of Directors
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario
N2V 1C6

Dear Sirs:

Griffiths McBurney & Partners ("GMP"), understands that:

     (a) The Descartes Systems Group Inc. (the "Company") intends to make an offer (the "Offer") to purchase for cash up to 11,578,000 of the issued and outstanding common shares of the Company (the "Shares"), at a price of not more than CDN $3.85 and not less than CDN $3.00 per Share;

     (b) the terms and conditions of the Offer will be described in an Offer to Purchase to be issued by the Company and dated June 2, 2003 (the "Offer to Purchase"); and

     (c) pursuant to the terms of the Offer to Purchase, shareholders of the Company may tender their Shares to the Company pursuant to an Auction Tender or a Purchase Price Tender (each as defined in the Offer to Purchase), at prices specified by them.

GRIFFITHS MCBURNEY & PARTNERS' ENGAGEMENT

Under an agreement dated May 9, 2003, the Company engaged GMP to prepare and deliver a written opinion (the "Opinion") to the Board of Directors of the Company (the "Board") as to: (i) whether there is a liquid market (as that term is described in Rule 61-501 of the Ontario Securities Commission, referred to below as "Rule 61-501") in the Shares before the making of the Offer; and (ii) whether it would be reasonable for the Board to conclude that, following completion of the Offer, there will be a market for the beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of making the Offer. GMP understands that the Board has determined that the "liquid market exemption" under section 1.3(1)(a) of Rule 61-501 is available to the Company in connection with the Offer, a determination with which GMP concurs. This Opinion is being delivered as further confirmation and evidence of the existence of a liquid market for the Shares.

GMP will receive a fee from the Company for its advisory services and for providing the Opinion. In addition, the Company has agreed to reimburse GMP for certain expenses incurred by GMP and to indemnify GMP for certain liabilities arising out of GMP's engagement in connection with the Offer.


CREDENTIALS OF GMP

GMP is an employee-owned investment bank with offices in Toronto, Calgary, Montreal and Geneva, Switzerland, which provides research, corporate finance advice and services, and engages in trading and investment banking. GMP is registered in all Canadian provinces and has a national client base. The Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the Executive Committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation and capital markets matters.

SCOPE AND REVIEW

In preparing the Opinion, we have reviewed and relied upon the following:

     (i)    a draft copy of the Offer to Purchase dated June 2, 2003;
     (ii) the twelve-month historical trading activity and volumes of the Shares on the Toronto Stock Exchange (the "TSX");
     (iii) the trading activity and volumes of Shares of other companies listed and traded on the TSX as we determined necessary in order to provide the Opinion;
     (iv) the distribution of ownership of the Shares to the extent publicly disclosed;
     (v) the number of Shares proposed to be purchased under the Offer relative to (i) the number of issued and outstanding Shares less
            (ii) the number of Shares owned by related parties of the Company and Shares that to our knowledge are not freely tradeable (ie. the "public float");
     (vi) the customary difference (i.e. the "spread") between bid and ask prices in trading activity in the Shares;
     (vii)  other public information with respect to the Company;
     (viii) the meaning of "liquid market" for the purposes of Rule 61-501; and
     (ix) such other information as we considered necessary or appropriate in the circumstances.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion.

ASSUMPTIONS AND LIMITATIONS

This Opinion is rendered on the basis of securities market, economic, and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Company and the Shares as at the date hereof. In formulating our Opinion, we have made several other assumptions, the material assumption being that there shall be no significant change in the holdings of Shares other than as a result of the Offer.

GMP has relied upon the completeness, accuracy and fair presentation of all of the financial information, data, advice, opinions or representations obtained by it from public sources (the "Information"). The Opinion assumes the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

We have not prepared a formal valuation of the Company or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as such.

The Opinion has been provided to the Board for its use as described herein and may not be relied upon for any other purpose or by any other person without the prior written consent of GMP. The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of GMP after the date hereof. Without limiting the foregoing if, after the date hereof, we learn of any material change in any fact or matter affecting the Opinion, GMP reserves the right to change, modify or withdraw the Opinion.

Our Opinion is not to be construed as a recommendation to any shareholder of the Company as to whether or not to tender their Shares under the Offer. In addition, for the purposes of this Opinion we are not expressing any opinion as to the value of the Shares, or the prices at which such shares will trade after completion of the Offer.

OPINION

Based upon and subject to the foregoing, it is our opinion as at the date hereof that: (a) a liquid market exists for the Shares at the time of making the Offer; and (b) it is reasonable for the Board to conclude that, following completion of the Offer in accordance with its terms, that there will be a market for beneficial owners of Shares who do not tender their Shares to the Offer, that is not materially less liquid than the market for the Shares that existed at the time of making the Offer.

Yours very truly,


"Griffiths McBurney & Partners"



Griffiths McBurney & Partners

Manually executed photocopies of the Letter of Transmittal will be accepted. The Letters of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:

                    THE DEPOSITARY, CIBC MELLON TRUST COMPANY

                                     BY MAIL

                                  P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                     M5C 2K4



                              BY HAND OR BY COURIER

                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                            Attention: Courier Window

                            Telephone: (416) 643-5500
                            Toll Free: (800) 387-0825
                        E-Mail: inquiries@cibcmellon.com

Any questions or requests for assistance may be directed to the Depositary, in respect of the completion of the Letter of Transmittal or the Notice of Guaranteed Delivery, or the Dealer Managers, in respect of the details of the Offer, at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone and facsimile numbers set forth herein. Shareholders may also contact their investment dealer, stock broker, bank, trust company or other nominee through which they hold Shares for assistance concerning the Offer.

                            THE INFORMATION AGENT IS:

                              D.F. King & Co., Inc.
                                 48 Wall Street
                               New York, NY 10005
                            Telephone: (800) 859-8508


                     THE DEALER MANAGERS FOR THE OFFER ARE:


      IN THE UNITED STATES:                             IN CANADA:

 Credit Suisse First Boston LLC           Credit Suisse First Boston Canada Inc.
        11 Madison Avenue                   1 First Canadian Place, Suite 3000
          New York, NY                                 P.O. Box 301
           10010-3629                              Toronto, ON M5X 1C9

For further information contact:             For further information contact:

    Telephone: (800) 881-8320                   Telephone: (416) 352-4536

                                                                      DOCUMENT 3
                                                                      ----------

     THE INSTRUCTIONS ACCOMPANYING THE LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THE DEPOSITARY OR
       YOUR BROKER OR OTHER FINANCIAL ADVISER CAN ASSIST YOU IN COMPLETING
                           THIS LETTER OF TRANSMITTAL.

                              LETTER OF TRANSMITTAL

                            TO DEPOSIT COMMON SHARES
                                       OF
                        THE DESCARTES SYSTEMS GROUP INC.
                        PURSUANT TO THE OFFER TO PURCHASE
                               DATED JUNE 2, 2003

               ALL DOLLAR REFERENCES IN THIS LETTER OF TRANSMITTAL ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED

--------------------------------------------------------------------------------
      THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON
        JULY 11, 2003 UNLESS THE OFFER IS EXTENDED WITHDRAWN, OR VARIED.
--------------------------------------------------------------------------------

                               THE DEPOSITARY IS:
                            CIBC MELLON TRUST COMPANY

                                     BY MAIL

                            CIBC Mellon Trust Company
                                  P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                     M5C 2K4

         BY HAND OR BY COURIER (TO THE PRINCIPAL OFFICE IN TORONTO AT):

                                 199 Bay Street
                               Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                     M5L 1G9
                              Attn: Courier Window

                             Telephone: 416 643 5500
                            Toll Free: 1 800 387 0825
                        E-Mail: inquiries@cibcmellon.com
                            ------------------------

This Letter of Transmittal is to be used only if certificates for Shares (as defined below) are to be forwarded with it pursuant to Section 2 of the Offer to Purchase (as defined below).

A holder of common shares (a "Shareholder") of The Descartes Systems Group Inc. who wishes to deposit Shares under the Offer (as defined below) and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares deposited pursuant to the Offer to Purchase. Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must deposit their Shares according to the guaranteed delivery procedure set forth in
Section 2 of the Offer to Purchase. See Instruction 2.

SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.

The undersigned delivers to The Descartes Systems Group Inc. the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer to Purchase. The following are the details of the enclosed certificate(s):

--------------------------------------------------------------------------------
                         DESCRIPTION OF SHARES DEPOSITED
                           (SEE INSTRUCTIONS 3 AND 4)
--------------------------------------------------------------------------------
                 NAME(S) AND ADDRESS(ES) OF REGISTERED OWNER(S)
      (PLEASE FILL IN EXACTLY AS NAME(S) APPEAR(S) ON SHARE CERTIFICATE(S))
--------------------------------------------------------------------------------






--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                           SHARES DEPOSITED (ATTACH SIGNED LIST IF NECESSARY)
-------------------------------------------------------------------------------------------------------
  SHARE CERTIFICATE NUMBER(S)       NUMBER OF SHARES REPRESENTED BY         NUMBER OF SHARES DEPOSITED*
                                             CERTIFICATE(S)


-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
*    If you desire to deposit fewer than all Shares evidenced by any Share certificate listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be considered to have been deposited. See Instruction 4.
-------------------------------------------------------------------------------------------------------

    DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN PROVIDED HEREIN DOES
                        NOT CONSTITUTE A VALID DELIVERY.


TO:       THE DESCARTES SYSTEMS GROUP INC. ("DESCARTES")
AND TO: CIBC MELLON TRUST COMPANY (THE "DEPOSITARY"), AS DEPOSITARY AT ITS OFFICES SET OUT HEREIN.

The undersigned hereby deposits to Descartes the above-described common shares of Descartes (the "Shares") at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase) upon the terms and subject to the conditions set forth in Descartes' Offer to Purchase dated June 2, 2003 and any supplements or amendments thereto (the "Offer to Purchase") and in this Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), including the provisions relating to proration described therein.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase dated June 2, 2003 that accompanies this Letter of Transmittal.

Subject to and effective upon acceptance for purchase of the Shares deposited hereby pursuant to an Auction Tender (as defined in the Offer to Purchase) or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase) in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of Descartes all rights, title and interest in and to all Shares deposited hereby and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned's status as a Shareholder of Descartes and in and to any and all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Shares or any of them on or after the date upon which the Shares are taken up and paid for under the Offer and hereby irrevocably constitutes and appoints the Depositary and any officer of Descartes as attorney-in-fact of the undersigned with respect to such Shares effective from the time Descartes takes up and pays for Shares (the "Effective Time"), with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

   (a) deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of, Descartes upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below);

   (b) present certificates for such Shares for cancellation and transfer on the books of the trustee for the Shares;

   (c) register or record, transfer and enter the transfer of such Shares in the appropriate register of holders of such Shares; and

   (d) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

   (a) when and to the extent Descartes accepts the Shares for payment, Descartes will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, and the same will not be subject to any adverse claim provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the Effective Time shall be for the account of the undersigned;

   (b) on request, the undersigned will execute and deliver any additional documents that the Depositary or Descartes deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby; and

   (c) the undersigned has received and agrees to all of the terms of this Offer.

The undersigned hereby, effective from the Effective Time, revokes any and all proxies, voting instructions or other authority, whether as agent, attorney-in-fact, attorney or otherwise, previously given or conferred or agreed to be given or conferred by the undersigned at any time with respect to the Shares to the extent Shares are taken up and paid for under the Offer. No proxies, voting instructions or authority, whether as agent, attorney-in-fact, attorney or otherwise, will be given or conferred with respect to the Shares, and the undersigned shall not take steps to vote the Shares on or after the Effective Time unless the Shares are not taken up and paid for under the Offer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Shares deposited hereby. The certificates and the number of Shares that the undersigned wishes to deposit should be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B "Auction Tender".

THE UNDERSIGNED UNDERSTANDS THAT HE OR SHE MUST INDICATE WHETHER HE OR SHE DEPOSITS THE SHARES PURSUANT TO AN AUCTION TENDER OR A PURCHASE PRICE TENDER BY COMPLETING BOX A "TYPE OF TENDER".

The undersigned understands that Descartes will determine a single price per Share (not more than $3.85 nor less than $3.00 per Share) (the "Purchase Price") that it will pay for Shares validly deposited and not withdrawn pursuant to the Offer, taking into account the number of Shares deposited pursuant to Purchase Price Tenders and Auction Tenders, the prices specified by depositing Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. The undersigned understands that Descartes will select the Purchase Price that will allow it to purchase 11,578,000 Shares deposited, subject to proration, (or such lesser number of Shares as are properly deposited at prices not more than $3.85 nor less than $3.00 per Share) pursuant to the Offer. The undersigned understands that all Shares properly deposited pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, and not withdrawn, will be purchased at the Purchase Price, (but subject to applicable withholding taxes), upon the terms and subject to the conditions of the Offer, including the applicable proration provisions relating to Shares deposited and that Descartes will return all other Shares, including Shares deposited and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration.

The undersigned understands that if the total number of Shares properly deposited by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders and not withdrawn is greater than 11,578,000 Shares, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price Shares so deposited on a PRO RATA basis (calculated to the nearest whole number of Shares, so as to avoid the creation of fractional Shares). Descartes' determination as to proration shall be final and binding on all parties.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Descartes may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable proration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box D "Special Payment Instructions" or Box E "Special Delivery Instructions". The undersigned recognizes that Descartes has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.

The undersigned understands that acceptance of Shares by Descartes for payment will constitute a binding agreement between the undersigned and Descartes, effective as of the Expiration Time, upon the terms and subject to the conditions of the Offer.

The undersigned understands that payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from Descartes and transmitting such payment to the depositing Shareholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Shares. Under no circumstances will interest be paid by Descartes or the Depositary by reason of any delay in paying for any Shares or otherwise.

The undersigned instructs Descartes and the Depositary to issue the cheque for the Purchase Price for such of the deposited Shares as are purchased to the order of the undersigned and mailed by first-class mail to the address indicated above unless otherwise indicated in Box D "Special Payment Instructions", Box E "Special Delivery Instructions" or Box F "Hold for Pick-Up".

THE UNDERSIGNED UNDERSTANDS THAT IF A SHARE CERTIFICATE HAS BEEN LOST OR DESTROYED, THIS LETTER OF TRANSMITTAL SHOULD BE COMPLETED AS FULLY AS POSSIBLE AND FORWARDED, TOGETHER WITH A LETTER DESCRIBING THE LOSS AND THE UNDERSIGNED'S TELEPHONE NUMBER, TO THE DEPOSITARY. THE DEPOSITARY WILL RESPOND WITH THE REPLACEMENT REQUIREMENTS, WHICH MUST BE PROPERLY COMPLETED AND SUBMITTED TO THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and the addressees herein shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'offre et son acceptation par cette lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

--------------------------------------------------------------------------------
                                      BOX A
                                 TYPE OF TENDER
--------------------------------------------------------------------------------
Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. Shares of Descartes are being deposited hereby pursuant to (check one):
--------------------------------------------------------------------------------
[_]   An Auction Tender                 [_]   A Purchase Price Tender
      (Please complete Box B)                 (Please complete Box C)
--------------------------------------------------------------------------------

-------------------------------------    ---------------------------------------
              BOX B                                       BOX C
         AUCTION TENDER                           PURCHASE PRICE TENDER
PRICE (IN CANADIAN DOLLARS) PER SHARE     This box MUST be completed if Shares
 AT WHICH SHARES ARE BEING DEPOSITED        are being deposited pursuant to a
This box MUST be completed if Shares              Purchase Price Tender.
 are being deposited pursuant to an
         Auction Tender.                  The undersigned either (check one):

-------------------------------------     [_] is depositing Shares beneficially
CHECK ONLY ONE BOX. If more than one          owned by the undersigned, or
box is checked, there is no proper
deposit of Shares.                        [_] is a broker, dealer, bank, trust
-------------------------------------         company or other nominee that is
[_] $3.00    [_] $3.40    [_] $3.80           depositing, for the beneficial
[_] $3.10    [_] $3.50    [_] $3.85           owners thereof, Shares with
[_] $3.20    [_] $3.60                        respect to which it is the owner
[_] $3.30    [_] $3.70                        of record (list attached).
-------------------------------------
Shareholders may wish to refer to
Canadian/U.S. dollar exchange rates
on page 13 of the Offer to Purchase.
Also see Instruction 9 of the Letter
of Transmittal.
-------------------------------------    ---------------------------------------

-------------------------------------    ---------------------------------------
               BOX D                                    BOX E
    SPECIAL PAYMENT INSTRUCTIONS              SPECIAL DELIVERY INSTRUCTIONS
  (SEE INSTRUCTIONS 1, 4, 6 AND 7)           (SEE INSTRUCTIONS 1, 4, 6 AND 7)

To be completed ONLY if certificates     To be completed ONLY if certificates
for Shares deposited but not             for Shares deposited but not
purchased and/or the cheque for the      purchased and/or the cheque for the
purchase of Shares purchased are to      purchase price of Shares purchased
be issued in the name of someone         are to be sent to someone other than
other than the undersigned.              the the undersigned, or to the
                                         undersigned at an address other than
Issue:  [_] cheque and/or                that shown above.
        [_] certificate(s) to:
                                         Mail:  [_] cheque and/or
                                                [_] certificate(s) to:
Name______________________________
          (Please Print)
Address___________________________       Name______________________________
                                                   (Please Print)
__________________________________       Address___________________________

__________________________________       __________________________________
(Include Postal Code or Zip Code)
                                         __________________________________
__________________________________       (Include Postal Code or Zip Code)
     (SOCIAL INSURANCE NO.)

-------------------------------------    ---------------------------------------
-------------------------------------    ---------------------------------------
            BOX F                                        BOX G
       HOLD FOR PICK-UP                           U.S. DOLLAR ELECTION

[_]  Hold certificates and/or cheques    [_]  Check here if you wish to receive
     for Shares for pick up                   payment in U.S. Dollars at the
                                              specified exchange rate in the
                                              Offer (see Instruction 8).
                                              Otherwise, payment will be made in
                                              Canadian Dollars.
-------------------------------------    ---------------------------------------

--------------------------------------------------------------------------------
                                      BOX H
[_] Check here if certificates for deposited Shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following:

Name(s) of Registered Owner(s):_______________________________________________

Date of Execution of Notice of Guaranteed Delivery:___________________________

Name of Institution Which Guaranteed Delivery:________________________________
--------------------------------------------------------------------------------
--------------------------------------    --------------------------------------
                BOX I                                      BOX J
      SHAREHOLDER(S) SIGN HERE                    GUARANTEE OF SIGNATURE(S)
     (SEE INSTRUCTIONS 1 AND 6)                   (SEE INSTRUCTIONS 1 AND 6)

Must be signed by registered owner(s) Authorized Signature:_________________ exactly as name(s) appear(s) on
certificate(s) or on a security           ______________________________________
position listing or by person(s)
authorized to become registered           Name(s):______________________________
owner(s) by certificate(s) and                            (Please Print)
documents transmitted with this Letter Title:________________________________ of Transmittal. If signature is by
attorney-in-fact, executor,               Name of Firm:_________________________
administrator, trustee, guardian,
officer of a corporation or another       Address:______________________________
acting in a fiduciary or
representative capacity, please set       ______________________________________
forth the full title. See Instruction 6.
                                          ______________________________________
Authorized Signature:_________________       (Include Postal Code or Zip Code)
      Signature(s) of Shareholder
      or authorized representative        Area Code and Telephone Number:_______
                                          ______________________________________
Name(s):______________________________
               (Please Print)
Capacity:_____________________________    DATED___________________________, 2003

Address:______________________________    --------------------------------------

______________________________________
  (Include Postal Code or Zip Code)

Area Code and Telephone Number:_______
______________________________________
   SHAREHOLDERS MUST PROVIDE THEIR
        SOCIAL INSURANCE NO.

DATED___________________________, 2003

--------------------------------------

--------------------------------------------------------------------------------
                           BENEFICIAL OWNERS OF SHARES
--------------------------------------------------------------------------------
If the undersigned is a broker, dealer, bank, trust company or other nominee that is depositing for the beneficial owners thereof Shares of which it is the holder of record and the undersigned would prefer any calculation of the number of Shares to be taken up and paid for on a pro rata basis if the number of Shares tendered (or deemed to have been tendered) under the Offer exceeds the number to be purchased by Descartes, to be made for each such beneficial owner individually on the basis of the Shareholder's beneficial ownership of Shares tendered under the Offer, the undersigned must attach to this Letter of Transmittal a list identifying such beneficial owners and the beneficial ownership of Shares or their Shares tendered under the Offer, as the case may be.
--------------------------------------------------------------------------------
[_]  Beneficial Holders List Attached     [_]  Check Here If Diskette to Follow
--------------------------------------------------------------------------------

                                  INSTRUCTIONS

                     FORMING PART OF THE TERMS OF THE OFFER

1.   GUARANTEE OF SIGNATURES. No signature guarantee is required if either:

     (a) this Letter of Transmittal is signed by the registered holder of the Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box D "Special Payment Instructions" or Box E "Special Delivery Instructions" above; or

     (b) such Shares are deposited for the account of a firm which is a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), whose members normally include members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each being referred to as an "Eligible Institution").

     In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box J "Guarantee of Signature(s)". See Instruction 6.

 2. DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES - GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

     Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date may deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal (or a manually executed photocopy thereof) must be received by the Depositary at its Toronto office within three days on which trading occurs on the Toronto Stock Exchange and the Nasdaq National Market (each such day is referred to as a "Trading Day") after the Expiration Date, all as provided in Section 2 of the Offer to Purchase.

     The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE ELECTION AND RISK OF THE DEPOSITING SHAREHOLDER. DELIVERY IS ONLY EFFECTIVE UPON RECEIPT BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED AND IT IS SUGGESTED THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY ON OR PRIOR TO SUCH DATE.

     Descartes will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by the Offer to Purchase. All depositing Shareholders, by execution of this Letter of Transmittal and delivery of it in the manner prescribed herein, waive any right to receive any notice of the acceptance of their deposit.

 3. INADEQUATE SPACE. If the space provided in the box captioned "Description of Shares Deposited" is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

 4. PARTIAL DEPOSITS AND UNPURCHASED SHARES. If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled "Number of Shares Deposited". In such case, if any deposited Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box D "Special Payment Instructions" or Box E "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

 5. (a) INDICATION OF TYPE OF TENDER. To deposit shares, the Shareholder must complete Box A "Type of Tender" on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery indicating whether he or she is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. ONLY ONE BOX MAY BE CHECKED. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 3 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. However, if a Shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery for each lot which the Shareholder is depositing.

     (b) INDICATION OF PRICE AT WHICH SHARES ARE BEING DEPOSITED. For Shares to be properly deposited pursuant to an Auction Tender the Shareholder must complete Box B "Auction Tender" on this Letter of Transmittal indicating the price per Share in Canadian dollars at which he or she is depositing Shares. A Shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 3 of the Offer to Purchase) at more than one price. No price can be specified by Shareholders making a Purchase Price Tender.

6.   SIGNATURES ON LETTER OF TRANSMITTAL, STOCK TRANSFER POWERS AND
     ENDORSEMENTS.

     (a) If this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

     (b) If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

     (c) If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

     (d) When this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock transfer powers are required unless payment is to be made, or the certificates for Shares deposited but not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock transfer powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock transfer powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock transfer power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

     (e) If this Letter of Transmittal or any certificates or stock transfer powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Descartes of their authority so to act.

 7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If certificates for Shares deposited but not purchased and/or cheques are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of this Letter of Transmittal or to the signer at a different address, Box D "Special Payment Instructions" and/or Box E "Special Delivery Instructions" on this Letter of Transmittal must be completed. If a cheque evidencing payment for Shares deposited is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, Box F "Hold for Pick-Up" on this Letter of Transmittal must be completed.

 8. PAYMENT IN U.S. DOLLARS. The Purchase Price payable under the offer, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. In exchange for their right to receive the Purchase Price, a Shareholder wishing to do so may elect to receive an amount denominated in United States dollars. Such a Shareholder must complete Box G "U.S. Dollar Election" . Otherwise, payment will be received in Canadian dollars. The Purchase Price payable to Descartes, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving U.S. dollar payment at the U.S. dollar equivalent of the relevant Canadian dollar amount calculated at the average of the nominal noon rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date. See Section 4 of the Offer to Purchase "Acceptance for Payment and Payment for Shares -- PAYMENT"

 9. IRREGULARITIES. Descartes will determine, in its sole discretion, acting reasonably, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares and its determination shall be final and binding on all parties. Descartes reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Descartes' counsel, be unlawful. Descartes also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and Descartes' interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Descartes shall determine. None of Descartes, the Dealer Manager, the Information Agent, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

 10. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance and additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Depositary or the Information Agent at their respective addresses and telephone and facsimile numbers set forth on the back cover of the Offer to Purchase or from your broker, dealer, commercial bank, or trust company.

 11. SUBSTITUTE FORM W-9. Each tendering U.S. Shareholder is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the tendering Shareholder to a 30% U.S. federal backup withholding tax on payments to be received by such Shareholder. If backup withholding applies, 30% of the amounts otherwise payable to the Shareholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

 12. GOVERNING LAW. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

     IMPORTANT: THIS LETTER OF TRANSMITTAL OR MANUALLY SIGNED PHOTOCOPY OF IT (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE.

--------------------------------------------------------------------------------
NAME:
--------------------------------------------------------------------------------
BUSINESS NAME, IF DIFFERENT FROM ABOVE:
--------------------------------------------------------------------------------
CHECK APPROPRIATE BOX:     [ ] Individual/Sole Proprietor      [ ] Corporation

                           [ ] Partnership                     [ ] Other
--------------------------------------------------------------------------------
ADDRESS:

--------------------------------------------------------------------------------
   SUBSTITUTE     PART I - Please provide your TIN in
                  the box at right and certify by
                  signing and dating below.
                  -----------------------------------  -------------------------
                                                       Social Security Number or
                                                       Employer Identification
                                                       Number (if awaiting TIN
                                                       write "Applied For ")
                  --------------------------------------------------------------
    FORM W-9      PART II - For Payees exempt from backup withholding, see
                  the attached Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9 and complete
                  as instructed therein.
                  --------------------------------------------------------------
                  Certification - Under penalties of perjury, I certify that:

DEPARTMENT OF THE  (1)  THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER
    TREASURY            IDENTIFICATION NUMBER (OR I AM WAITING FOR A TAXPAYER
INTERNAL REVENUE        IDENTIFICATION NUMBER TO BE ISSUED TO ME);
    SERVICE
                  --------------------------------------------------------------
 PAYOR'S REQUEST   (2)  I AM NOT SUBJECT TO BACKUP WITHHOLDING EITHER BECAUSE:
  FOR TAXPAYER          (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE
 IDENTIFICATION         NOT BEEN  NOTIFIED BY THE INTERNAL REVENUE SERVICE (IRS)
 NUMBER ("TIN")         THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A
                        FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE
                        IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO
                        BACKUP WITHHOLDING; AND
                  --------------------------------------------------------------
                   (3)  I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).
                  --------------------------------------------------------------
                  CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
                  --------------------------------------------------------------
                  THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.

                  Signature:                                  Date:
                            -------------------------------        -------------
--------------------------------------------------------------------------------
NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. - Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

----------------------------------   ---------------------   ------------------------------   ------------------------
FOR THIS TYPE OF ACCOUNT:            GIVE THE                FOR THIS TYPE OF ACCOUNT:        GIVE THE EMPLOYER
                                     SOCIAL SECURITY                                          IDENTIFICATION
                                     NUMBER OF -                                              NUMBER OF -
----------------------------------   ---------------------   ------------------------------   ------------------------
1.   An individual's account         The individual          8.   Sole proprietorship         The owner (4)
                                                                  account or single-owner
                                                                  LLC account

2.   Two or more individuals         The actual owner of     9.   A valid trust, estate, or   The legal entity (Do not
     (joint account)                 the account or, if           pension trust               furnish the identifying
                                     combined funds, the                                      number of personal
                                     first individual on                                      representative or trustee
                                     the account (1)                                          unless the legal entity
                                                                                              itself is not designated
                                                                                              in the account title.)(5)

3.   Husband and wife                The actual owner of     10.  Corporate account or LLC    The corporation
                                     the account or, if           (electing corporate status
                                     joint funds, either          on Form 8832) account
                                     person (1)

4.   Custodian account of a minor    The minor (2)           11.  Religious, charitable,      The organization
     (Uniform Gift to Minors Act)                                 or educational
                                                                  organization account

5.   Adult and minor (joint          The adult or, if the    12.  Partnership account or      The partnership
     account)                        minor is the only            multi-member LLC account
                                     contributor, the
                                     minor (1)

6.   Account in the name of          The ward, minor, or     13.  Association, club, or       The organization
     guardian or committee for a     incompetent person (3)       other tax-exempt
     designated ward, minor, or                                   organization
     incompetent person

7.   a. The usual revocable          The grantor-trustee     14.  A broker or registered      The broker or nominee
     savings trust account           (1)                          nominee
     (grantor is also trustee)

     b. So-called trust account      The actual owner (1)    15.  Account with the Department The public entity
     that is not a legal or valid                                 of Agriculture in the name
     trust under State law                                        of a public entity (such
                                                                  as a State or local
                                                                  government, school
                                                                  district, or prison) that
                                                                  receives agricultural
                                                                  program payments
----------------------------------------------------------------------------------------------------------------------

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2


                               OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except payments made to a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) for medical and health care payments, attorney's fees, and payments for services paid by a Federal executive agency are not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)  The United States or any of its agencies or instrumentalities.
(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4) A foreign government or any of its political subdivisions, agencies or instrumentalities.
(5)  An international organization or any of its agencies or instrumentalities.
(6)  A corporation.
(7)  A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10) A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12) A common trust fund operated by a bank under section 584(a).
(13) A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o    Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
o Payments of patronage dividends where the amount received is not paid in money.
o    Payments made by certain foreign organizations.
o    Section 404(k) distributions made by an ESOP.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE ``EXEMPT'' ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYOR AN APPROPRIATE COMPLETED INTERNAL REVENUE FORM W-8 (EITHER FORM W-8BEN, FORM W-8ECI, FORM W-8EXP, or FORM W-8 IMY, AS APPROPRIATE).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. - Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                                      DOCUMENT 4
                                                                      ----------
                       THIS IS NOT A LETTER OF TRANSMITTAL

                          NOTICE OF GUARANTEED DELIVERY
                                     FOR THE
                            DEPOSIT OF COMMON SHARES
                                       OF
                        THE DESCARTES SYSTEMS GROUP INC.

              PURSUANT TO ITS OFFER TO PURCHASE DATED JUNE 2, 2003

As set forth in Section 2 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit common shares ("Shares") of The Descartes Systems Group Inc. ("Descartes") pursuant to the Offer (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the offices set forth below. See Section 2 of the Offer to Purchase.

              OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY

              BY MAIL                              BY HAND OR COURIER
           P.O. Box 1036                             199 Bay Street
  Adelaide Street Postal Station                   Commerce Court West
         Toronto, Ontario                           Securities Level
              M5C 2K4                               Toronto, Ontario
                                                         M5L 1G9
                                                  Attn: Courier Window

                            BY FACSIMILE TRANSMISSION
                                 (416) 643-3148

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), such signature must appear in the applicable space in the Letter of Transmittal.

     The undersigned hereby deposits to Descartes in the manner and at the price per Share indicated below (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure set forth in
Section 2 of the Offer to Purchase.

SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS NOTICE OF GUARANTEED DELIVERY.

Number of Shares:                                      Name(s) of Registered Holder(s):
                   -------------------------------                                       ---------------------
Certificate Nos. (if available)
                                 -----------------     -------------------------------------------------------
                                                                                 (Please type or print)
                                                       Address:
--------------------------------------------------               ---------------------------------------------
Signature(s):
               -----------------------------------     -------------------------------------------------------
                            Sign Here                                 Postal Code or Zip Code
Dated:                                                 Area Code and Tel. No.:
        ------------------------------------------                             -------------------------------

--------------------------------------------------------------------------------

                                      BOX A
                                 TYPE OF TENDER
--------------------------------------------------------------------------------

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. Shares of Descartes are being deposited hereby pursuant to (check one):
--------------------------------------------------------------------------------
   [ ] An Auction Tender                      [ ] A Purchase Price Tender
       (Please complete Box B)                    (Please complete Box C)
-------------------------------------------------------------------------------

----------------------------------------------    ------------------------------------------------------
                    BOX B                                                 BOX C
               AUCTION TENDER                                     PURCHASE PRICE TENDER
    PRICE (IN CANADIAN DOLLARS) PER SHARE
     AT WHICH SHARES ARE BEING DEPOSITED

This box MUST be completed if Shares are being        This box MUST be completed if Shares are being
   deposited pursuant to an Auction Tender.           deposited pursuant to a Purchase Price Tender.


----------------------------------------------    The undersigned either (check one):
CHECK ONLY ONE BOX. If more than one box is
checked, there is no proper deposit of Shares.    [ ]  is depositing Shares beneficially owned by the
----------------------------------------------         undersigned, or
  [ ]  $3.00      [ ]  $3.40      [ ]  $3.80
  [ ]  $3.10      [ ]  $3.50      [ ]  $3.85      [ ]  is a broker, dealer, bank, trust company or other
  [ ]  $3.20      [ ]  $3.60                           nominee that is depositing, for the beneficial
  [ ]  $3.30      [ ]  $3.70                           owners thereof, Shares with respect to which it
                                                       is the owner of record.

--------------------------------------------------------------------------------------------------------

Name: _____________________________  Signature: __________________________   Date: _____________________

--------------------------------------------------------------------------------------------------------

     IMPORTANT: THIS NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED PHOTOCOPY OF IT (TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE.

                  DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

     THE INSTITUTION THAT COMPLETES THIS FORM MUST COMMUNICATE THE GUARANTEE TO THE DEPOSITARY AND MUST DELIVER THE LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES TO THE DEPOSITARY AT ITS TORONTO OFFICE WITHIN THE TIME PERIOD SHOWN HEREIN. FAILURE TO DO SO COULD RESULT IN A FINANCIAL LOSS TO SUCH INSTITUTION.

                                    GUARANTEE

                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Toronto Stock Exchange or a member in the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Signature Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) guarantees to deliver to the Depositary at the principal office in Toronto as set forth above before 5:00 p.m. the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually-signed facsimile thereof) and any other required documents, all within three Trading Days after the Expiration Date. As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange and the Nasdaq National Market.

Name of Firm:
              --------------------

Address of Firm:                     Authorized Signature:
                 -----------------                         ---------------------

                                     Name:
----------------------------------         -------------------------------------
                                                 (Please type or print)

                                     Title:
----------------------------------          ------------------------------------
     Postal Code or Zip Code

Area Code and Tel. No.:              Dated:                               , 2003
                        ----------          ------------------------------

                                                                      DOCUMENT 5
                                                                      ----------

                            BROKER LETTER TO CLIENTS

                                    OFFER BY
                        THE DESCARTES SYSTEMS GROUP INC.
                              TO PURCHASE FOR CASH
          UP TO 11,578,000 OF ITS COMMON SHARES AT A PURCHASE PRICE OF
          NOT MORE THAN $3.85 AND NOT LESS THAN $3.00 PER COMMON SHARE

    THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON JULY 11, 2003 UNLESS
                              WITHDRAWN OR EXTENDED

                   ALL DOLLAR REFERENCES IN THIS BROKER LETTER
               ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED


To Our Clients:

     Enclosed for your consideration are the offer to purchase, dated June 2, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") setting forth an offer by The Descartes Systems Group Inc. ("Descartes"), to purchase common shares of Descartes (the "Shares"), (i) at a single price of not more than $3.85 nor less than $3.00 per Share specified by such Shareholders within that range ("Auction Tenders") or (ii) pursuant to purchase price tenders described below ("Purchase Price Tenders"), in cash upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

     Capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer. Also enclosed herewith is certain other material related to the Offer, including a letter to Shareholders from Mr. Manuel Pietra, Chief Executive Officer and President of Descartes.

     Descartes will determine a single price per Share (not more than $3.85 nor less than $3.00 per Share) (the "Purchase Price") that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. Shares deposited pursuant to Purchase Price Tenders will be considered to have been deposited at $3.00 per Share. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which his or her Shares may be purchased by Descartes should make a Purchase Price Tender. Descartes will select a Purchase Price that will enable it to purchase 11,578,000 Shares at prices not more than $3.85 nor less than $3.00 per Share, pursuant to the Offer, including the provisions relating to proration.

     WE ARE A PARTICIPANT IN EITHER THE BOOK-ENTRY SYSTEM OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") OR CEDE & CO., WHICH ACT AS CUSTODIANS (EACH A "CUSTODIAN") OF THE SHARES BEING HELD FOR YOUR ACCOUNT. AS SUCH, A DEPOSIT OF SUCH SHARES CAN BE MADE ONLY BY THE APPLICABLE CUSTODIAN, AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS GIVEN THROUGH US, AS A NOMINEE OF THE APPLICABLE CUSTODIAN. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO DEPOSIT SHARES HELD BY THE APPLICABLE CUSTODIAN FOR YOUR ACCOUNT WHICH WE MAINTAIN.

     We request instructions as to whether you wish us to deposit any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer. Your attention is invited to the following:

1. You may deposit Shares at prices not greater than $3.85 nor less than $3.00 per Share, as indicated in the attached Instruction Form.

2. Descartes will determine a single Purchase Price, being the lowest price that will allow it to purchase 11,578,000 Shares, subject to proration as described herein (or such lesser number of Shares as are properly deposited at prices not in excess of $3.85 nor less than $3.00 per Share), pursuant to the Offer.

3. As promptly as practicable thereafter, Descartes will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the proration provisions described in Section 1, "Number of Shares; Proration" of the Offer), all Shareholders who have properly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price (subject to any applicable withholding tax), payable in cash, for all Shares purchased. The Purchase Price will be denominated in Canadian dollars. However, depositing Shareholders can elect to receive, in exchange for their right to receive the purchase price, an amount denominated in United States dollars.

4. The Offer is not conditional upon a minimum number of Shares being deposited, however it is subject to certain other conditions. See Section 5 of the Offer.

5. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Toronto time, on July 11, 2003, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a deposit on your behalf.

6. As described in the Offer, if the number of Shares properly deposited by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders and not withdrawn is greater than 11,578,000 Shares, Descartes will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price (subject to any applicable withholding tax), 11,578,000 Shares on a pro rata basis (calculated to the nearest whole Share, so as to avoid the creation of fractional Shares). Descartes' determination as to proration shall be final and binding on all parties.

7. Each tendering U.S. Shareholder is required to properly complete and provide a Substitute Form W-9 which is attached hereto. Failure to provide a properly completed Substitute Form W-9 will subject the tendering Shareholder to a 30% U.S. federal backup withholding tax on payments to be received by such Shareholder. If backup withholding applies, 30% of the amounts otherwise payable to the Shareholder will be withheld as backup withholding tax. Backup withholding tax is not an additional tax. Rather, the federal income taxes payable by persons subject to backup withholding will be reduced by the amount of any backup withholding tax that is withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained from the Internal Revenue Service.

     SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO DEPOSIT SHARES AND, IF SO, THE NUMBER OF SHARES TO DEPOSIT AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE DEPOSITED. NEITHER DESCARTES, ITS BOARD OF DIRECTORS NOR ANY REPRESENTATIVE THEREOF MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING SHARES.

     If you wish to have us deposit any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize deposit of your Shares, all such Shares will be deposited unless otherwise specified on the Instruction Form.

     If you wish to deposit Shares in separate lots at a different type of deposit or for a different price for each lot, you must complete a separate Instruction Form for each lot you wish to deposit. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 3 of the Offer to Purchase) pursuant to both an Auction Tender or a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. No price per Share can be specified by Shareholders making a Purchase Price Tender. We must submit separate deposits on your behalf for each price you will accept in respect of separate lots of your Shares pursuant to Auction Tenders at different prices per Share

     YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A DEPOSIT ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER WILL EXPIRE AT 5:00 P.M. TORONTO TIME, ON JULY 11, 2003 UNLESS WITHDRAWN OR EXTENDED.

     The Offer is being made to all holders of Shares. Descartes is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If Descartes becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, Descartes will make a good faith effort to comply with such law. If, after such good faith effort, Descartes cannot comply with such law, the Offer will not be made to (nor will deposits be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on Descartes' behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES UNDER THE OFFER. SEE SECTION 14 "INCOME TAX CONSIDERATIONS" IN THE OFFER TO PURCHASE THAT ACCOMPANIES THIS LETTER.

                                INSTRUCTION FORM

          WITH RESPECT TO AN OFFER BY THE DESCARTES SYSTEMS GROUP INC.
                              TO PURCHASE FOR CASH
          UP TO 11,578,000 OF ITS COMMON SHARES AT A PURCHASE PRICE OF
          NOT MORE THAN $3.85 AND NOT LESS THAN $3.00 PER COMMON SHARE
                  ALL DOLLAR REFERENCES IN THE INSTRUCTION FORM
               ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated June 2, 2003, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), in connection with the Offer by The Descartes Systems Group Inc. ("Descartes"), to purchase for cancellation up to 11,578,000 common shares of Descartes (the "Shares"), (i) at prices of not more than $3.85 nor less than $3.00 per Share specified by such Shareholders ("Auction Tenders") or (ii) pursuant to purchase price tenders ("Purchase Price Tenders") (subject to any applicable withholding tax), payable in cash, for all Shares purchased, in either case upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described therein.

     This will instruct you to deposit to Descartes the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, and in the case of an Auction Tender, at the price per Share, upon the terms and subject to the conditions of the Offer.

--------------------------------------------------------------------------------
                                      BOX A
                                 TYPE OF TENDER
--------------------------------------------------------------------------------
Check only one box. If more than one box is checked or if no box is checked, all Shares identified below will be deemed to have been tendered by way of a Purchase Price Tender. Shares of Descartes are being deposited hereby pursuant to (check one):
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   [ ] An Auction Tender                      [ ] A Purchase Price Tender
       (Please complete Box B)                    (Please complete Box C)
-------------------------------------------------------------------------------

----------------------------------------------    ------------------------------------------------------
                    BOX B                                                 BOX C
               AUCTION TENDER                                     PURCHASE PRICE TENDER
    PRICE (IN CANADIAN DOLLARS) PER SHARE
     AT WHICH SHARES ARE BEING DEPOSITED

This box MUST be completed if Shares are being        This box MUST be completed if Shares are being
   deposited pursuant to an Auction Tender.           deposited pursuant to a Purchase Price Tender.


----------------------------------------------    The undersigned either (check one):
CHECK ONLY ONE BOX. If more than one box is
checked, there is no proper deposit of Shares.    [ ]  is depositing Shares beneficially owned by the
----------------------------------------------         undersigned, or
  [ ]  $3.00      [ ]  $3.40      [ ]  $3.80
  [ ]  $3.10      [ ]  $3.50      [ ]  $3.85      [ ]  is a broker, dealer, bank, trust company or other
  [ ]  $3.20      [ ]  $3.60                           nominee that is depositing, for the beneficial
  [ ]  $3.30      [ ]  $3.70                           owners thereof, Shares with respect to which it
                                                       is the owner of record.
----------------------------------------------    ------------------------------------------------------
                   BOX D                                                    BOX E
MUST BE COMPLETED ONLY IF PARTIAL SHARE LOTS                        U.S. DOLLAR ELECTION
           ARE BEING DEPOSITED*
           (SEE INSTRUCTION 3)                    [ ]  Check here if you wish to receive payment in U.S.
                                                       Dollars at the specified exchange rate in the
                                                       Offer (see Instruction 4). Otherwise, payment
                                                       will be made in Canadian Dollars
        NUMBER OF SHARES DEPOSITED

         $_______________________

* IF FEWER THAN ALL THE SHARES BENEFICIALLY
OWNED ARE TO BE DEPOSITED, FILL IN THE NUMBER
OF SHARES THAT ARE TO BE DEPOSITED. UNLESS
OTHERWISE INDICATED, IT WILL BE ASSUMED THAT
ALL SHARES BENEFICIALLY OWNED BY THE
DEPOSITING SHAREHOLDER ARE BEING DEPOSITED.
----------------------------------------------    ------------------------------------------------------

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. INDICATE TYPE OF TENDER. Each Shareholder must check the box indicating whether the Shareholder is depositing Shares under the Offer by way of an Auction Tender or a Purchase Price Tender in the box entitled "Type of Tender". Only one box may be chosen.

2. INDICATION OF PRICE AT WHICH SHARES ARE BEING TENDERED. For Shares to be properly deposited pursuant to an Auction Tender, the Shareholder must complete the Auction Tender box on this Instruction Form indicating the price per Share at which the Shareholder is depositing Shares. A Shareholder wishing to deposit portions of the Shareholder's Shares pursuant to Auction Tenders at different prices must complete a separate Instruction Form for each price which the Shareholder wishes to deposit each such portion of the Shareholder's Shares. The same Shares or portion thereof cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 3 of the Offer to Purchase) at more than one price. No price can be specified by Shareholders making a Purchase Price Tender.

3. PARTIAL TENDERS. If fewer than all the Shares beneficially owned are to be deposited, fill in the number of Shares that are to be deposited in the box entitled "Number of Shares Deposited". Unless otherwise indicated it will be assumed that all Shares beneficially owned by the depositing Shareholder are being deposited.

4. U.S. DOLLAR ELECTION. The Purchase Price payable under the Offer, and thus the amount owing to any depositing Shareholder will be denominated in Canadian dollars. In exchange for their right to receive the Purchase Price, a Shareholder wishing to do so may elect to receive an amount denominated in United States dollars by completing the box entitled "U.S. Dollar Election". The Depositary will determine the amount payable to Shareholders receiving U.S. dollar payment at the U.S. dollar equivalent of the relevant Canadian dollar amount calculated at the average of the nominal noon rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date.

     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE DEPOSITING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

                                           SIGN HERE
Dated:                       , 2003
       ----------------------              -------------------------------------
                                                      (Signature(s))

                                           -------------------------------------
                                                          Name
                                           Name:
                                                --------------------------------
                                                         (Please Print)
                                           Address:
                                                   -----------------------------

                                           -------------------------------------

                                           -------------------------------------
                                              (include Postal Code/Zip Code)

                                           Tax Identification, Business Number,
                                           Social Insurance or
                                           Social Security Number
                                           (U.S. HOLDERS MUST COMPLETE ATTACHED
                                           SUBSTITUTE FORM W-9)

--------------------------------------------------------------------------------
NAME:
--------------------------------------------------------------------------------
BUSINESS NAME, IF DIFFERENT FROM ABOVE:
--------------------------------------------------------------------------------
CHECK APPROPRIATE BOX:     [ ] Individual/Sole Proprietor      [ ] Corporation

                           [ ] Partnership                     [ ] Other
--------------------------------------------------------------------------------
ADDRESS:

----------------- -----------------------------------
                  PART I - Please provide your TIN in
                  the box at right and certify by
                  signing and dating below.
                  -----------------------------------  -------------------------
                                                       Social Security Number or
                                                       Employer Identification
                                                       Number (if awaiting TIN
  SUBSTITUTE                                           write "Applied For ")

                  --------------------------------------------------------------
   FORM W-9       PART II - For Payees exempt from backup withholding, see
                  the attached Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
                  --------------------------------------------------------------
                  Certification - Under penalties of perjury, I certify that:

DEPARTMENT OF THE  (1)  THE NUMBER SHOWN ON THIS FORM IS MY CORRECT TAXPAYER
    TREASURY            IDENTIFICATION NUMBER (OR I AM WAITING FOR A TAXPAYER
INTERNAL REVENUE        IDENTIFICATION NUMBER TO BE ISSUED TO ME);
    SERVICE
                  --------------------------------------------------------------
 PAYOR'S REQUEST   (2)  I AM NOT SUBJECT TO BACKUP WITHHOLDING EITHER BECAUSE:
  FOR TAXPAYER          (A) I AM EXEMPT FROM BACKUP WITHHOLDING, OR (B) I HAVE
 IDENTIFICATION         NOT BEEN  NOTIFIED BY THE INTERNAL REVENUE SERVICE (IRS)
 NUMBER ("TIN")         THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF A
                        FAILURE TO REPORT ALL INTEREST OR DIVIDENDS, OR (C) THE
                        IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO
                        BACKUP WITHHOLDING; AND
                  --------------------------------------------------------------
                   (3)  I AM A U.S. PERSON (INCLUDING A U.S. RESIDENT ALIEN).
                  --------------------------------------------------------------
                  CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
                  --------------------------------------------------------------
                  THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.

                  Signature:                                  Date:
                            -------------------------------        -------------
--------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

     GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. - Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

------------------------------------ ----------------------- -------------------------------- ------------------------
FOR THIS TYPE OF ACCOUNT:            GIVE THE                FOR THIS TYPE OF ACCOUNT:        GIVE THE EMPLOYER
                                     SOCIAL SECURITY                                          IDENTIFICATION
                                     NUMBER OF -                                              NUMBER OF -
------------------------------------ ----------------------- -------------------------------- ------------------------
1.   An individual's account         The individual          8.    Sole proprietorship        The owner(4)
                                                                   account or single-owner
                                                                   LLC account

2.   Two or more individuals         The actual owner of     9.    A valid trust, estate,     The legal entity (Do
     (joint account)                 the account or, if            or pension trust           not furnish the
                                     combined funds, the                                      identifying number of
                                     first individual on                                      personal representative
                                     the account(1)                                           or trustee unless the
                                                                                              legal entity itself is
                                                                                              not designated in the
                                                                                              account title.)(5)

3.   Husband and wife                The actual owner of     10.   Corporate account or LLC   The corporation
                                     the account or, if            (electing corporate
                                     joint funds, either           status on Form 8832)
                                     person(1)                     account

4.   Custodian account of a minor    The minor(2)            11.   Religious, charitable,     The organization
     (Uniform Gift to Minors Act)                                  or educational
                                                                   organization account

5.   Adult and minor (joint          The adult or, if the    12.   Partnership account or     The partnership
     account)                        minor is the only             multi-member LLC account
                                     contributor, the minor(1)

6.   Account in the name of          The ward, minor, or     13.   Association, club, or      The organization
     guardian or committee for a     incompetent person(3)         other tax-exempt
     designated ward, minor, or                                    organization
     incompetent person

7.   a. The usual revocable          The grantor-trustee(1)  14.   A broker or registered     The broker or nominee
     savings trust account                                         nominee
     (grantor is also trustee)

     b. So-called trust account      The actual owner(1)     15.   Account with the           The public entity
     that is not a legal or valid                                  Department of Agriculture
     trust under State law                                         in the name of a public
                                                                   entity (such as a State or
                                                                   local government, school
                                                                   district, or prison) that
                                                                   receives agricultural
                                                                   program payments
------------------------------------ ----------------------- -------------------------------- ------------------------

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees which may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except payments made to a corporation (other than certain hospitals described in Regulations section 1.6041-3(c)) for medical and health care payments, attorney's fees, and payments for services paid by a Federal executive agency are not exempt from backup withholding or information reporting. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(2)  The United States or any of its agencies or instrumentalities.
(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(4) A foreign government or any of its political subdivisions, agencies or instrumentalitieS.
(5)  An international organization or any of its agencies or instrumentalities.
(6)  A corporation.
(7)  A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10) A real estate investment trust.
(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12) A common trust fund operated by a bank under section 584(a).
(13) A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o    Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
o    Payments of patronage dividends not paid in money.
o    Payments to certain foreign organizations.
o    Section 404(k) distributions made by an ESOP.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYOR AN APPROPRIATE COMPLETED INTERNAL REVENUE FORM W-8 (EITHER FORM W-8BEN, FORM W-8ECI, FORM W-8EXP, or FORM W-8 IMY, AS APPROPRIATE).

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. - Section 6109 of the Internal Revenue Code requires you to give your correct taxpayer identification number to persons who must file information returns to the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your tax identification number whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. - If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.